    As filed with the Securities and Exchange Commission on March 16, 2001.
                         Registration No. 33-__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                          ----------------------------

                      BEACH FIRST NATIONAL BANCSHARES, INC.
             (Exact name of registrant as specified in its charter)

              South Carolina                         57-1030117
     -------------------------------       --------------------------------
     (State or other jurisdiction of       (I.R.S.  Employer Identification
      incorporation or organization)       No.)

               1550 Oak Street, Myrtle Beach, South Carolina 29577
                                 (843) 626-2265

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Walter E. Standish, III
                                    President
                                 1550 Oak Street
                       Myrtle Beach, South Carolina 29577
                                 (843) 626-2265
                              (843) 916-7818 (Fax)

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

    Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

Neil E. Grayson, Esq.                        George S. King, Jr., Esq.
William A. McCormick, Esq.                   Joseph D. Clark, Esq.
Nelson Mullins Riley & Scarborough, L.L.P.   Haynsworth Sinkler Boyd, P.A.
Poinsett Plaza, Suite 900                    The Palmetto Center, Suite 1200
104 South Main Street                        1426 Main Street
Greenville, South Carolina 29601             Columbia, South Carolina 29211-1889
Telephone:  (864) 250-2300                   Telephone:  (803) 779-3080
Fax:  (864) 232-2925                         Fax:  (803) 765-1243

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.( )
If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: ( )
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ( )

                         CALCULATION OF REGISTRATION FEE

                                                                              Proposed
    Title of each class of                             Proposed                Maximum
       securities to be         Amount to be       maximum offering      Aggregate offering          Amount of
          registered             registered         price per unit              price            registration fee
    Common Stock                  454,545               $11.00               $4,999,999              $1,250.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED            , 2001
                                              -----------

PROSPECTUS

                                           SHARES
                              ------------

                  (BEACH FIRST NATIONAL BANCSHARES, INC. LOGO)

         We are offering shares of common stock of Beach First National Bancshares, Inc. to fund the expansion of our subsidiary, Beach First National Bank. We anticipate that the public offering price will be between $10.50 and $12.50 per share. See "Underwriting" for the factors considered in determining the public offering price. Prior to the offering, there has been only limited trading in our common stock and no established market for the common stock has existed. Following the offering, we anticipate that the common stock will be quoted on the OTC Bulletin Board under the symbol "BFNB."

                  INVESTING IN OUR COMMON STOCK INVOLVES RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                           --------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                  Per Share                Total
     Price to Public.................................          $                       $
     Underwriting Discounts and Commissions..........          $                       $
     Proceeds to Beach First.........................          $                       $

         We will pay an underwriter's discount of $_____ per share. We will not pay the underwriter's discount for up to 150,000 shares of common stock sold to our directors and executive officers and their family members. The total underwriter's discount in the table above assumes our payment of the underwriter's discount on ____________ shares. In addition to the discount, we will pay the underwriter a financial advisory fee of up to $72,000, which is included in the total underwriter's discount above. Scott & Stringfellow, Inc. has the right to purchase up to an additional __________ shares of common stock at $______ per share, less the underwriter's discount of $______ per share, within 30 days from the date of this prospectus to cover over-allotments.

                    PLEASE NOTE THAT THESE SECURITIES:

                    -     ARE NOT BANK ACCOUNTS OR DEPOSITS;

                    -     ARE NOT FEDERALLY INSURED BY THE FDIC; AND

                    -     ARE NOT INSURED BY ANY OTHER STATE OR FEDERAL AGENCY.

                           SCOTT & STRINGFELLOW, INC.

                                            , 2001
                                ------------

                      BEACH FIRST NATIONAL BANCSHARES, INC.

                                     [MAP]

                              "Getting to Know You"

         IN CONNECTION WITH THE OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OTC BULLETIN BOARD OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

         We encourage you to read the entire prospectus carefully before investing. Unless otherwise stated, all information in this prospectus assumes that the underwriter will not exercise its over-allotment option.

                                   BEACH FIRST

         We conduct a community-oriented commercial and retail banking business, focusing on the needs of individuals and small businesses in Myrtle Beach, South Carolina and the surrounding communities. We commenced operations on September 23, 1996 and completed our fourth full year of operations on December 31, 2000. From the outset, we have emphasized our local management and ownership. We have grown steadily each year, increasing from $27.0 million in total assets at December 31, 1997 to $38.0 million at December 31, 1998, $46.2 million at December 31, 1999, and $63.8 million at December 31, 2000. We enjoyed our first quarterly profit in the second quarter of 1999, and we have been profitable in each subsequent quarter through the date of this prospectus.

         In the first quarter of 2000, Walter E. Standish, III became our new president and chief executive officer. Mr. Standish has strong ties to the business community in Myrtle Beach, having served in Myrtle Beach for over ten years, including as Bank of America's retail executive for the Grand Strand from 1990 to 1995. During this period, Mr. Standish led Bank of America's expansion on the Grand Strand from three to 13 branches. Mr. Standish ran Bank of America's Charleston regional office from 1995 to 1997 and its greater Charlotte regional office from 1997 until Mr. Standish returned to Myrtle Beach and joined us in early 2000.

         We believe we can capitalize on Mr. Standish's return to Myrtle Beach. Under Mr. Standish's leadership, we have already begun to grow more rapidly. Our total assets were $63.8 million at December 31, 2000, a 38% increase over our $46.2 million in total assets at December 31, 1999. Our net income was $230,723 for the year ended December 31, 2000, versus $52,921 for the same period in 1999, a 336% increase.

                    WHY WE ARE EXPANDING IN THE GRAND STRAND

         Myrtle Beach, and therefore our bank, is located at the center of the Grand Strand, a 60-mile portion of South Carolina's Atlantic coast that stretches southward from the state line at Little River to the City of Georgetown. Myrtle Beach, and much of the Grand Strand, is located on the eastern edge of Horry County, South Carolina. We believe the Grand Strand will continue to grow and provide us with a favorable business climate to expand our operations.

         The population of Horry County increased by over 21%, from 144,053 in 1990 to an estimated 174,762 in 1998, and is projected to reach 202,500 in 2005 and 225,800 in 2010. Horry County's per capita income rose 16.4% from $19,830 in 1995 to $23,088 in 1998, while median family income rose 14.8% from $32,500 to $37,300 for the same period. In November 2000, OUTLOOK South Carolina ranked Horry County first among South Carolina's 46 counties in a composite ranking of nine factors of economic development for 1994 to 1999.

         A significant portion of Horry County's growth comes from retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Horry County's population of persons over the age of 65 grew by 69%, from 18,262 in 1990 to an estimated 30,793 in 2000. About 17% of Horry County's population is now over the age of 65 and the percentage of Horry County's population age 65 or older is projected to increase to 21% by 2010. We believe that our personalized service greatly appeals to this segment of the market.

         The American Automobile Association has rated Myrtle Beach to be the nation's second most popular tourist destination, trailing only Orlando, Florida. The Grand Strand hosts an estimated 13.5 million visitors annually. Area hotels, motels, condominiums, and cottages provide more than 55,000 rooms. The sporting season, which lasts for approximately ten months, attracts golfers, tennis players, and anglers. The Grand Strand boasts 104 golf courses, with approximately 4.3 million rounds of golf played in 1999. The entertainment industry operates year-round and features eleven live entertainment theaters, including the Palace Theater and the Alabama Theater, as well as entertainment centers as varied as Ripley's Aquarium and the Pavilion Amusement Park. The number of passengers arriving at the Myrtle Beach International Airport has more than doubled from 315,992 in 1994 to 649,830 in 1999.

         The combination of residents and visitors supports real estate development, construction, healthcare, and education. For example, from 1994 to 1999 on the Grand Strand the dollar value of:

         - Permits for single family residential housing rose from $169 million to $323 million, up 91%.
         - Permits for multi-family residential housing rose from $66 million to $277.5 million, up 320%.
         - Taxable retail sales rose from $4.3 billion to $6.6 billion, up 53%.

         We believe that the Grand Strand's demographics and economics favor the expansion of community-based banking services. We target our marketing efforts toward individuals and small businesses. We particularly target retirees and other new residents, new businesses, and current customers of large national and regional banks. We intend to use the proceeds of this offering to support our continued growth through our existing office and by opening three additional branches in the next 18 to 24 months in the Myrtle Beach area. In November 2000, we broke ground for our first branch, which will be located at the northwest corner of the intersection of South Carolina Highway 544 and U.S. 17 Bypass in Surfside Beach. We expect to open this branch in the second quarter of 2001.

         Our principal executive offices are located at 1550 Oak Street, Myrtle Beach, South Carolina. Our telephone number is (843) 626-2265.

                                  THE OFFERING

         The following information does not include 88,862 shares of common stock issuable upon the exercise of outstanding stock options or up to ______ shares of common stock which we will sell if the underwriter exercises its over-allotment option.

Common stock offered .......................................      _______ shares

Common stock outstanding prior to the offering .............      737,368 shares

Common stock to be outstanding after the offering ..........      _______ shares

Use of proceeds ............................................      We will use the net proceeds of this offering to
                                                                  support our continued growth and expansion,
                                                                  including approximately $3.6 million for the
                                                                  opening of three new branch offices, to establish a
                                                                  mortgage lending business, and for other general
                                                                  corporate purposes. See "Use of Proceeds."

                                  RISK FACTORS

         Prior to making an investment decision, you should read carefully the "Risk Factors" section, beginning on page 7, for a discussion of specific risks related to an investment in our common stock.

                          SUMMARY FINANCIAL PERFORMANCE
                                 (IN THOUSANDS)

         The following charts graphically depict selected measures of our financial performance for the years ended December 31, 1997, 1998, 1999 and 2000.

                                 TOTAL REVENUES
              (NET INTEREST INCOME PLUS TOTAL NON-INTEREST INCOME)

                                     [CHART]

                                  TOTAL ASSETS
                                  TOTAL LOANS

                                    [CHART]

                               NET INCOME (LOSS)

                                    [CHART]

                                 TOTAL DEPOSITS

                                    [CHART]

                       SUMMARY CONSOLIDATED FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following consolidated financial data for the years ended
December 31, 2000, 1999, and 1998 are derived from our financial statements and other data about us. The consolidated financial statements for the years ended December 31, 2000, 1999, and 1998 were audited by Elliott Davis & Co., L.L.P., our independent certified public accountants. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                                  YEARS ENDED DECEMBER 31,
                                                                     -------------------------------------------------
                                                                        2000                1999                1998
                                                                     ---------           ---------           ---------
         STATEMENT OF OPERATIONS DATA:
            Net interest income ...........................          $   2,184           $   1,682           $   1,147
            Provision for loan losses .....................                251                 154                 272
            Noninterest income ............................                293                 155                 137
            Noninterest expense ...........................              1,850               1,596               1,316
            Net income (loss) after tax ...................                231                  53                (233)
         BALANCE SHEET DATA:
            Total assets ..................................          $  63,770           $  46,155           $  37,945
            Earning assets ................................             60,270              41,412              34,608
            Investment securities .........................              8,186               9,283              11,525
            Loans, net of unearned income .................             45,622              32,538              21,096
            Allowance for loan losses .....................                569                 409                 264
            Deposits ......................................             56,727              36,836              31,135
            Shareholders' equity ..........................              6,729               6,313               6,474
         BASIC SHARE DATA:
            Net income (loss) per share ...................          $     .31           $     .07           $    (.32)
            Book value per share (period end) .............               9.13                8.58                8.80
            Weighted average shares outstanding ...........            736,118             735,868             735,868
         PERFORMANCE RATIOS:
            Return on average assets ......................                .41%                .13%              (0.72)%
            Return on average equity ......................               3.54%               0.83%              (3.53)%
            Net interest margin ...........................               4.15%               4.47%               3.90%
            Efficiency Ratio ..............................               74.7%               86.9%              102.0%
         ASSET QUALITY RATIOS:
            Allowance for loan losses to period
              end loans ...................................               1.25%               1.26%               1.25%
            Net charge-offs to average loans ..............                .23%                .03%               1.14%
            Nonperforming assets to period end
              loans and foreclosed property ...............                .23%                 --                  --
            Nonperforming assets to period end
              total assets ................................                .16%                 --                  --
         CAPITAL AND LIQUIDITY RATIOS:
            Leverage ......................................                9.4%               12.7%               15.1%
            Risk-based capital
              Tier 1 ......................................               12.6%               16.5%               22.7%
              Total .......................................               13.8%               17.7%               23.8%
            Average loans to average deposits .............               80.7%               96.6%               73.5%

                                  RISK FACTORS

         An investment in our common stock involves a significant degree of risk, and you should not invest in our common stock unless you can afford to lose some or all of your investment. The following is a summary of what we believe are the material risks of an investment in our common stock. There may also be other risks. Please read the entire prospectus for a more thorough discussion of the risks of an investment in our common stock.

OPENING NEW BRANCHES MAY NOT RESULT IN INCREASED ASSETS OR REVENUES FOR US.

         We will use the proceeds of this offering to increase our capital position and support our proposed growth and expansion, including the establishment of three additional branch offices over the next 18 to 24 months. There is a risk that we will be unable to manage our growth, as the process of opening new branch offices may divert our time and resources. Although we have leased and begun construction on one branch site, there is also a risk we may not be able to identify additional acceptable sites or be able to lease or purchase the sites on acceptable terms. There is a risk that we may fail to open any additional branch offices, and a risk that, if we do open these offices, they may never become profitable. Because of our short history and the significance of this proposed growth and branch expansion, our historical results of operations are not necessarily indicative of our future operations.

THE LOSS OF OR FAILURE TO HIRE ADDITIONAL KEY PERSONNEL COULD HURT OUR BUSINESS.

         Our success depends upon the continued service of our senior management team and key technical personnel. In March 2000, we replaced our chief executive officer with Walter E. Standish, III, and in December 2000, we replaced our chief financial officer with Stephanie L. Vickers. Our senior lender and executive vice president is Mary Katharine ("Katie") Huntley. Our senior vice president is Julien E. Springs. If we lose the services of Mr. Standish, Ms. Huntley, Mr. Springs, or Ms. Vickers, or are unable to attract additional qualified personnel, our business could be materially and adversely affected. In our experience, it can take a significant period of time to identify and hire personnel with the combination of skills and attributes required to carry out our strategy.

WE FACE STRONG COMPETITION FOR CUSTOMERS, WHICH COULD PREVENT US FROM OBTAINING CUSTOMERS AND MAY CAUSE US TO PAY HIGHER INTEREST RATES TO ATTRACT CUSTOMERS.

         We encounter strong competition from existing banks and other types of financial institutions operating in the Grand Strand and elsewhere. Some of these competitors have been in business for a long time and have already established their customer bases and name recognition. Most are larger than we are and have greater financial and personnel resources. Some are large national and regional banks, like BB&T, Bank of America, First Union, and Wachovia. These institutions offer services, such as extensive and established branch networks and trust services, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to our bank.

OUR DECISIONS REGARDING CREDIT RISK AND RESERVES FOR LOAN LOSSES MAY MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

         Making loans is an essential element of our business, and we recognize there is a risk that our loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

         -        the duration of the loan;
         -        credit risks of a particular borrower;
         -        changes in economic and industry conditions; and
         - in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

         We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

         - an ongoing review of the quality, mix, and size of our overall loan portfolio;
         -        our historical loan loss experience;
         -        evaluation of economic conditions;

         - regular reviews of loan delinquencies and loan portfolio quality; and
         - the amount and quality of collateral, including guarantees, securing the loans.

         There is no precise method of predicting loan losses, and therefore we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income and, possibly, our capital.

CHANGES IN INTEREST RATES MAY REDUCE OUR PROFITABILITY.

         Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and mortgage-backed securities, and interest expenses on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

AN ECONOMIC DOWNTURN, ESPECIALLY ONE AFFECTING THE GRAND STRAND OF SOUTH CAROLINA, COULD REDUCE OUR CUSTOMER BASE, OUR LEVEL OF DEPOSITS, AND DEMAND FOR FINANCIAL PRODUCTS SUCH AS LOANS.

         An economic downturn would likely contribute to the deterioration of the quality of our loan portfolio and reduce the level of deposits in the bank. This would hurt our business. Interest received on loans represented approximately 80% of our interest income for the year ended December 31, 2000. If an economic downturn occurs in the economy as a whole, or in the Grand Strand area, borrowers may be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans could be adversely affected. An economic downturn could, therefore, result in losses that materially and adversely affect our business.

RECENT LEGISLATION WILL CHANGE THE WAY FINANCIAL INSTITUTIONS CONDUCT THEIR BUSINESS, AND WE CANNOT PREDICT THE EFFECT IT WILL HAVE UPON US.

         The Gramm-Leach-Bliley Act was signed into law on November 12, 1999. Among other things, the Act repeals restrictions on banks affiliating with securities firms. It also permits bank holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the competition we face from larger banks and other companies. It is not possible to predict the full effect that the Act will have on us. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects. We cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation.

OUR STOCK IS NOT TRADED ON AN ESTABLISHED EXCHANGE.

         Prior to this offering, there has been no established or other active or liquid market for our common stock. Following the offering, we expect our stock to be quoted on the OTC Bulletin Board. The transactions on the OTC Bulletin Board may lack the depth, liquidity, and orderliness necessary to maintain a liquid market. We do not expect an active trading market for our common stock to develop for several years, if at all. A public market having depth and liquidity depends on having enough buyers and sellers at any given time. Because of the relatively small size of both this offering and our shareholder base, we do not expect to have enough shareholders or outstanding shares to support an active trading market. Accordingly, investors should consider the potential lack of liquidity and the long-term nature of an investment in our common stock.

OUR STOCK PRICE MAY FLUCTUATE AND BE VOLATILE.

         The prices at which our stock has traded may not be indicative of future market prices. As a result, the trading price of our common stock could fluctuate significantly. Volatility in our stock price could also result from the following factors, among others:

         -        variations in quarterly operating results;
         - announcements of technological innovations or new services or products and services by us or our competitors;
         -        changes in financial estimates by securities analysts;
         - the operating and stock price performance of other companies in our industry; and
         -        general stock market or economic conditions.

         The stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of affected companies. We cannot guarantee that investors will be able to sell their shares at or above our offering price or at all.

WE HAVE IMPLEMENTED ANTI-TAKEOVER DEVICES THAT COULD MAKE IT MORE DIFFICULT FOR ANOTHER COMPANY TO PURCHASE US, EVEN THOUGH SUCH A PURCHASE MAY INCREASE SHARE VALUE.

         In many cases, shareholders would receive a premium for their shares if we were purchased by another company. However, state and federal law and our articles of incorporation and bylaws make it difficult for anyone to purchase our company without approval of our board of directors. As a result, a takeover attempt may prove difficult, and shareholders may not realize the highest possible price for their securities.

WE HAVE BROAD DISCRETION IN ALLOCATING THE NET PROCEEDS FROM THIS OFFERING.

         We intend to use the net proceeds from this offering to support loan growth, to expand through new branches, and for general corporate purposes. We will have significant flexibility in applying the net proceeds of this offering. Our failure to apply these funds effectively could have a material adverse effect on our business.

                  CAUTION REGARDING FORWARD-LOOKING STATEMENTS

         The prospectus contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to:

         - significant increases in competitive pressure in the banking and financial services industries;
         - changes in the interest rate environment which could reduce anticipated or actual margins;
         - changes in political conditions or the legislative or regulatory environment;
         - general economic conditions, either nationally or regionally and especially in our primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality;
         -        changes occurring in business conditions and inflation;
         -        changes in technology;
         -        changes in monetary and tax policies;
         -        changes in the securities markets; and
         - other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

                                 USE OF PROCEEDS

         We estimate that we will receive net proceeds of approximately $____ million from the sale of the common stock in the offering, based upon an assumed public offering price of $_____ per share and after deducting the underwriting discount and commissions. If the underwriter exercises its over-allotment option in full, we will receive approximately $___ million in additional proceeds, after deduction of the underwriting discount.

         We intend to use approximately $1.2 million of the net proceeds to construct and outfit our branch facility at the intersection of South Carolina Highway 544 and U.S. Highway 17 Bypass in Surfside Beach. We also plan to open two additional branches in the next 18 to 24 months, and we anticipate spending approximately $1.2 million for each of these branches, although the actual cost could be significantly higher.

         We will use the remaining proceeds of the offering to support initial loan growth at the new branch offices, as well as at our main office, to establish a mortgage lending business, and for other general corporate purposes. We intend to invest any proceeds not immediately required for the purposes described above in United States government securities, short-term certificates of deposit, money market funds, as a deposit with Beach First National Bank, or in other short-term interest-bearing investments.

                             MARKET FOR COMMON STOCK

         We expect that the common stock will be quoted on the OTC Bulletin Board under the trading symbol "BFNB." We also anticipate that, upon completion of the offering, Scott & Stringfellow, Inc. will act as a "market maker" in our common stock. Making a market in securities involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements. The development of a public trading market depends, however, on the existence of willing buyers and sellers, the presence of which is not within our control, the control of Scott & Stringfellow, Inc., or the control of any other market maker.

         We may eventually apply for listing on the Nasdaq National Market or an exchange if we meet the listing qualifications and believe such listing to be in our best interest. There is no assurance that we will apply for or be accepted for listing within any particular period of time, if at all. The decisions of whether to apply for listing and which market or exchange we may apply to have not yet been made and remain wholly within our discretion.

         As of the date of this prospectus, there were 737,368 shares of common stock outstanding held by approximately 915 shareholders of record. All of our currently issued and outstanding common stock was issued in our initial public offering on September 23, 1996. The price per share in the initial public offering was $10.00. There is currently no established public trading market in the common stock, and trading and quotations of the common stock have been limited and sporadic. Because there has not been an established market for our common stock, we may not be aware of all prices at which the common stock has been traded. We have not determined that the trades of which we are aware were the result of arm's length negotiations between the parties. Based on information available to us from a limited number of sellers and purchasers of common stock, we believe transactions in the common stock, on a per share basis, ranged from $10.00 to $11.00 during 1997, from $11.00 to $14.00 during 1998, from $13.00 to $14.00 during 1999, and from $11.00 to $13.00 from January 1, 2000 through December 31, 2000. We are not aware of any trades in 2001. There is no assurance that these prices reflect the market value of our common stock.

                                 DIVIDEND POLICY

         We have not declared or paid any cash dividends on our common stock. For the foreseeable future we do not intend to declare cash dividends. We intend to retain earnings to grow our business and strengthen our capital base. In addition, the Office of the Comptroller of the Currency regulates the dividends payable by our subsidiary, Beach First National Bank. Our ability to pay dividends is dependent on our receiving dividends from our bank subsidiary. See "Supervision and Regulation - Beach First National Bank - Dividends" on page 32.

                                    DILUTION

         Our net tangible book value as of December 31, 2000 was $6.7 million, or $9.13 per share of common stock. The formula for calculating net tangible book value per share is total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale of __________ shares of common stock in this offering (assuming an offering price of $11.50 per share) and our application of the estimated net proceeds as set forth under "Use of Proceeds," our adjusted net tangible book value as of December 31, 2000 would have been $____ million, or $____ per share. This amount represents an immediate increase in net tangible book value of $_____ per share to existing shareholders and an immediate dilution of $_____ per share to new investors. Dilution is determined by subtracting the adjusted net tangible book value per share after this offering from the amount of cash paid by a new investor for a share of common stock. We illustrate this per share dilution in the following table:

         Assumed offering price per share ................................          $   11.50

         Net book value per share as of December 31, 2000 ................          $    9.13

         Increase in net book value per share attributable
            to new investors .............................................

         Adjusted net book value after the offering ......................
                                                                                    ---------
         Dilution per share to new investors .............................          $
                                                                                    =========

         In the following table we summarize the number of shares of common stock we have sold prior to this offering and the number of shares we will sell in this offering, and the total cash consideration and average price per share paid by our existing shareholders and to be paid by new investors in this offering.

                                         SHARES PURCHASED          TOTAL CASH CONSIDERATION           AVERAGE PRICE
                                      ----------------------     ----------------------------         -------------
                                       NUMBER        PERCENT        AMOUNT            PERCENT           PER SHARE
         Existing shareholders......   737,368           %       $ 7,373,680               %             $  10.00
         New investors..............
              Total.................                   100%      $                       100%
                                      ========         ===       ===========             ===

         The computations do not reflect the 88,862 shares of common stock issuable upon the exercise of options outstanding as of the date of this prospectus at a weighted average exercise price of $10.24 per share. Upon issuance of these additional shares, new investors may incur further dilution.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization at December 31, 2000, and as adjusted to reflect the sale of _________ shares of common stock in this offering at an assumed public offering price of $11.50 per share and the application of the net proceeds therefrom as set forth under "Use of Proceeds." The following information does not include 88,862 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2000, at a weighted average exercise price of $10.24 per share.

                                                                                                 DECEMBER 31, 2000
                                                                                           ---------------------------------
                                                                                             ACTUAL              AS ADJUSTED
                                                                                           -----------           -----------
         SHAREHOLDERS' EQUITY:
           Preferred stock, par value $1.00 per share, 10,000,000 shares
             authorized, no shares issued or outstanding ........................                   --                 --
           Common stock, par value $1.00 per share; 10,000,000 shares authorized, 737,368 shares issued and outstanding - actual;
             __________ shares issued and outstanding - as adjusted .............          $   737,368           $
           Additional paid-in capital ...........................................            6,489,981
           Retained deficit .....................................................             (457,175)              (      )

           Accumulated other comprehensive loss .................................              (41,504)
                                                                                           -----------           -----------
         Total shareholders' equity .............................................          $ 6,728,670           $
                                                                                           ===========           ===========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We commenced operations on September 23, 1996 and completed our fourth full year of operations on December 31, 2000. From the outset, we have focused on serving the banking needs of small businesses and individuals, and we have emphasized our local management and ownership. We have grown steadily each year, increasing from $27.0 million in total assets at December 31, 1997 to $38.0 million at December 31, 1998, to $46.1 million at December 31, 1999, and to $63.8 million at December 31, 2000. We enjoyed our first quarterly profit in the second quarter of 1999, and we have been profitable each subsequent quarter through the date of this prospectus.

         In March 2000, Walt Standish became our new president and chief executive officer. Mr. Standish has strong ties to the business community in Myrtle Beach, having served as Bank of America's retail executive for the Grand Strand from 1990 to 1995. Under Mr. Standish's leadership, we have begun to grow more rapidly. Our total assets have increased to $63.8 million at December 31, 2000, a 38% increase since December 31, 1999, and our net income was $231,000 for the year ended December 31, 2000, an increase of $178,000, or 336%, over the same period in 1999.

         The following table sets forth selected measures of our financial performance for the periods indicated:

                                                              YEARS ENDED DECEMBER 31,
                                     -----------------------------------------------------------------------------
                                         2000                 1999                 1998                    1997
                                     ------------         ------------         ------------           ------------
         Total Revenues (1)          $  2,226,214         $  1,837,082         $  1,284,571           $    776,565
         Net Income (loss)                230,723               52,921             (233,183)              (246,389)
         Total Assets                  63,770,016           46,155,395           37,944,622             26,938,244
         Total Loans                   45,622,155           32,537,992           21,095,556             11,288,106
         Total Deposits                56,726,511           36,836,020           31,135,042             20,071,921

(1) Total revenues equal net interest income plus total non-interest income.

         The following discussion contains our analysis of our financial condition and results of operations beginning with the year ended December 31, 1999. Comparisons of our results for the periods presented should be made with an understanding of our short history. The following discussion should also be read in conjunction with the preceding "Selected Consolidated Financial Data" and the Financial Statements and related notes and the other financial data included elsewhere in this prospectus.

ANALYSIS OF THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND 2000

NET INCOME

         For the year ended December 31, 2000, our net income was $230,723, or $.31 per basic common share, as compared to $52,921, or $.07 per basic common share, for the year ended December 31, 1999. Our net income increased in 2000 primarily due to increases in net interest income and noninterest income that resulted from the significant growth in our assets and deposits over this period.

         Our earnings in 2000 and 1999 were reduced by expenses we incurred related to a check kiting operation discovered in 1998. We incurred an aggregate of approximately $50,000 in 1999 and $57,000 in 2000 in expenses related to this kiting operation. In March 1999, we settled one lawsuit related to the kiting issue and the matter was fully settled in August 2000. All expenses related to this kiting operation are reflected in the Financial Statements and we do not expect to incur any material additional expenses related to this matter.

         We had total assets of $63.8 million at December 31, 2000, an increase of 38.1% from $46.2 million at December 31, 1999. Our total deposits increased to $56.7 million at December 31, 2000, up 54.1% from $36.8 million at December 31, 1999. Our return on average assets for 2000 was 0.41% compared to 0.13% in 1999; and our return on average equity was 3.54% in 2000 versus .83% in 1999. The improvement in net income reflects our growth since Mr. Standish became our chief executive officer, with average earning assets increasing 39.9% to $52.6 million during 2000 from $37.6 million during the same period of 1999.

NET INTEREST INCOME

         General. Our primary source of revenue is net interest income, which is the difference between the income on interest-earning assets and expense on interest-bearing liabilities. Our net interest income increased $501,688, or 29.8%, to $2.2 million in 2000 from $1.7 million in 1999. The increase in net interest income was due primarily to the growth of our bank, as reflected in an increase in our average earning assets. Average earning assets increased to $52.6 million during 2000, a 39.9% increase from $37.6 million in 1999.

         Net interest spread, the difference between the yield we earn on interest-earning assets and the rate we pay on interest-bearing liabilities, was 3.11% for the year ended December 31, 2000, compared to 3.25% for the year ended December 31, 1999. Our net interest margin, which is net interest income divided by average interest-earning assets, was 4.15% for the year ended December 31, 2000 and 4.47% for the year ended December 31, 1999. This decrease resulted primarily from an increase in the yield we paid to attract interest-bearing deposits.

         Average Balances, Income and Expenses and Rates. The following table sets forth, for the periods indicated, information related to our average balance sheet and average yields on assets and average costs of liabilities. We derived these yields by dividing income or expense by the average balance of the corresponding assets or liabilities. We derived average balances from the daily balances throughout the periods indicated.

                AVERAGE BALANCES, INCOME AND EXPENSES, AND RATES

                                              For the year ended                          For the year ended
                                               December 31, 2000                           December 31, 1999
                                 ----------------------------------------      ----------------------------------------

                                    Average          Income/       Yield/         Average          Income/       Yield/
                                    Balance          Expense        Rate          Balance          Expense        Rate
                                 ------------      -----------     ------      ------------      -----------     ------
Federal funds sold and
short term investments           $  4,853,585      $   334,086      6.88%      $    801,068      $    43,459      5.43%

Investment securities               8,692,972          586,035      6.74%         9,749,303          628,112      6.44%
Loans                              39,031,825        3,713,902      9.52%        27,040,512        2,469,213      9.13%
                                 ------------      -----------      ----       ------------      -----------      ----
     Total earning assets        $ 52,578,382      $ 4,634,023      8.92%      $ 37,590,883      $ 3,140,784      8.36%
                                 ============      ===========      ====       ============      ===========      ====

Interest-bearing deposits          41,278,325        2,396,778      5.81%      $ 27,964,934      $ 1,427,691      5.11%
Other borrowings                      893,142           53,406      5.98%           594,934           30,942      5.20%
                                 ------------      -----------      ----       ------------      -----------      ----
     Total interest-bearing
      liabilities                $ 42,171,467      $ 2,450,184      5.81%      $ 28,559,868      $ 1,458,633      5.11%
                                 ============      ===========      ====       ============      ===========      ====

Net interest spread                                                 3.11%                                         3.25%
Net interest income/margin                         $ 2,183,839      4.15%                        $ 1,682,151      4.47%
                                                   ===========      ====                         ===========      ====

         Analysis of Changes in Net Interest Income. The following table sets forth the effect which the varying levels of earning assets and interest-bearing liabilities and the applicable rates have had on changes in net interest income for the periods presented. The change in net interest income is primarily due to the increases in volume of both loans and deposits rather than changes in average rates.

                   ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                          For the year ended December 31,                 For the year ended December 31,
                                   --------------------------------------------      -------------------------------------------
                                                 2000 versus 1999                                 1999 versus 1998
                                   --------------------------------------------      -------------------------------------------
                                      Volume           Rate          Net change        Volume           Rate         Net change
                                   -----------      ----------      -----------      -----------      ---------      -----------
Federal funds sold and short
term investments                   $   278,946      $   11,681      $   290,627      $   (89,900)     $    (448)     $    90,348)

Investment securities                  (71,212)         29,135          (42,077)         (93,849)          (747)         (94,596)
Loans                                1,140,981         103,708        1,244,689        1,031,188         (6,830)       1,024,358
                                   -----------      ----------      -----------      -----------      ---------      -----------
     Total earning assets            1,348,715         144,524        1,493,239          847,439         (8,025)         839,414


Interest-bearing deposits              773,027         196,060          969,087          334,502        (46,122)         288,380
Other borrowings                        17,832           4,632           22,464           24,034         (7,708)          16,326
                                   -----------      ----------      -----------      -----------      ---------      -----------
     Total interest-bearing
            liabilities                790,858         200,693          991,551          358,536        (53,830)         304,706
                                   -----------      ----------      -----------      -----------      ---------      -----------

Net interest income                $   557,857      $  (56,169)     $   501,688      $   488,903      $  45,805      $   534,708
                                   ===========      ==========      ===========      ===========      =========      ===========

         Interest Rate Sensitivity. A significant portion of our assets and liabilities are monetary in nature, and consequently they are very sensitive to changes in interest rates. This interest rate risk is our primary market risk exposure, and it can have a significant effect on our net interest income and cash flows. We review our exposure to market risk on a regular basis, and we manage the pricing and maturity of our assets and liabilities to diminish the potential adverse impact that changes in interest rates could have on our net interest income.

         One monitoring technique we employ is the measurement of our interest rate sensitivity "gap," which is the difference between the amount of interest-earning assets and interest-bearing liabilities that mature or may reprice within a given period of time. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities, and it is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets. We generally would benefit from increasing market interest rates when we have an asset-sensitive, or a positive, interest rate gap and we would generally benefit from decreasing market interest rates when we have liability-sensitive, or a negative, interest rate gap. When measured on a "gap" basis, we are liability-sensitive over the cumulative one-year time frame as of December 31, 1999 and December 31, 2000. However, gap analysis is not a precise indicator of our interest sensitivity position. The analysis presents only a static view of the timing of maturities and repricing opportunities, without taking into consideration that changes in interest rates do not affect all assets and liabilities equally. For example, rates paid on a substantial portion of core deposits may change contractually within a relatively short time frame, but we believe those rates are significantly less interest-sensitive than market-based rates such as those paid on non-core deposits.

         Net interest income is also affected by other significant factors, including changes in the volume and mix of interest-earning assets and interest-bearing liabilities. We perform asset/liability modeling to assess the impact of varying interest rates and the impact that balance sheet mix assumptions will have on net interest income. We attempt to manage interest rate sensitivity by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities that reprice in the same time interval helps us to hedge risks and minimize the impact on net interest income of rising or falling interest rates. We evaluate interest sensitivity risk and then formulate guidelines regarding asset generation and repricing, funding sources and pricing, and off-balance sheet commitments in order to decrease interest rate sensitivity risk.

         The following tables summarize the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2000 and 1999 that are expected to mature, prepay, or reprice in each of the future time periods shown. Except as stated in the following tables, we determined the amount of assets or liabilities that mature or reprice during a particular period in accordance with the contractual terms of the asset or liability. We included adjustable rate loans in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and we included fixed rate loans in the periods in which we anticipate they will be repaid based on scheduled maturities. We included our savings accounts and interest-bearing demand accounts (NOW and money market deposit accounts), which are generally subject to immediate withdrawal, in the "Three Months or Less" category, although our historical experience has proven these deposits to be more stable over the course of a year.

                                                                              DECEMBER 31, 2000
                                         -------------------------------------------------------------------------------------------
                                             Within          After three but      After one but
                                              three           within twelve         within five       After five
                                             months               months               years             years             Total
                                         -------------       ---------------      -------------       -----------       ------------
ASSETS
Earning assets:
   Federal funds sold and
   short term investments                $   6,721,000        $     198,000        $         --       $        --       $  6,919,000
   Investment securities                            --            1,894,642                  --         6,291,391          8,186,033
   Loans                                    11,675,149            2,217,518          29,260,680         2,468,808         45,622,155
                                         -------------        -------------        ------------       -----------       ------------
        Total earning assets             $  18,396,149        $   4,310,160        $ 29,269,680       $ 8,760,199       $ 60,727,188
                                         =============        =============        ============       ===========       ============

LIABILITIES
Interest-bearing liabilities
   Money market and NOW                  $  14,235,469        $          --        $         --       $        --       $ 14,235,469
   Regular savings deposits                    362,147                   --                  --                --            362,147
   Prime savings deposits                    2,769,831                   --                  --                --          2,769,831
   Time deposits                             9,815,536           15,573,177           8,044,233           400,866         33,833,812
   Other borrowings                                 --                   --                  --                --                 --
                                         -------------        -------------        ------------       -----------       ------------
   Total interest-bearing
      liabilities                        $  27,182,983        $  15,573,177        $  8,044,233       $   400,866       $ 51,201,259
                                         =============        =============        ============       ===========       ============

Period gap                               $  (8,786,834)       $ (11,263,017)       $ 21,216,447       $ 8,359,333       $  9,525,929
Cumulative gap                           $  (8,786,834)       $ (20,049,851)       $  1,166,596       $ 9,525,929       $  9,525,929
Ratio of cumulative gap to
total earning assets                            (14.47)%             (33.00)%              1.92%            15.69%

                                                                              DECEMBER 31, 1999
                                         -------------------------------------------------------------------------------------------
                                             Within          After three but      After one but
                                              three           within twelve         within five       After five
                                             months               months               years             years             Total
                                         -------------       ---------------      -------------       -----------       ------------
ASSETS
Earning assets:
   Federal funds sold                    $          --        $          --        $         --       $        --       $         --
   Investment securities                            --            2,630,803                  --         6,652,357          9,283,159
   Loans                                     7,475,837            1,499,362          21,107,664         2,455,129         32,537,992
                                         -------------        -------------        ------------       -----------       ------------
        Total earning assets             $   7,475,837        $   4,130,165        $ 21,107,664       $ 9,107,486       $ 41,821,151
                                         =============        =============        ============       ===========       ============

LIABILITIES
Interest-bearing liabilities
   Money market and NOW                  $   5,458,077        $          --        $         --       $        --       $  5,458,077
   Regular savings deposits                    399,608                   --                  --                --            399,608
   Prime savings deposits                    4,112,452                   --                  --                --          4,112,452
   Time deposits                             3,475,171            9,522,208           8,004,024                --         21,001,403
   Other borrowings                            920,000                   --                  --         1,900,000          2,820,000
                                         -------------        -------------        ------------       -----------       ------------
   Total interest-bearing
      liabilities                        $  14,365,308        $   9,522,208        $  8,004,024       $ 1,900,000       $ 33,791,540
                                         =============        =============        ============       ===========       ============

Period gap                               $  (6,889,471)       $  (5,392,043)       $ 13,103,640       $ 7,207,486       $  8,029,611
Cumulative gap                           $  (6,889,471)       $ (12,281,514)       $    822,126       $ 8,029,611       $  8,029,611
Ratio of cumulative gap to
Total earning assets                            (16.47)%             (29.37)%              1.97%            19.20%

PROVISION AND ALLOWANCE FOR LOAN LOSSES

         General. We have established an allowance for loan losses through a provision for loan losses charged to expense. The allowance represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to pay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We adjust the amount of the allowance periodically based on changing circumstances. We charge recognized losses to the allowance for loan losses, and we add any subsequent recoveries back to the allowance. We consider a loan to be impaired when it is probable that we will be unable to collect all principal and interest payments due in accordance with the terms of the loan agreement. We measure individually identified impaired loans based on the present value of expected payments, using the contractual loan rate as the discount rate. Alternatively, we may base measurement on observable market prices, or, for loans that are solely dependent on the collateral for repayment, the fair value of the collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, we establish a valuation allowance as a component of the allowance for loan losses. We record changes to the valuation allowance as a component of the provision for loan losses.

         In addition, regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses, and they may require us to record additions to the allowance based on their review of information available to them at the time of their examinations.

         At December 31, 2000, our allowance for possible loan losses was $569,245, or 1.25% of outstanding loans, compared to an allowance for possible loans losses of $408,878, or 1.26% of outstanding loans at December 31, 1999. Our provision for loan losses was $251,107 in 2000 compared to $154,168 in 1999.

         We discontinue accrual of interest on a loan when we conclude it is doubtful that we will be able to collect interest from the borrower. We reach this conclusion by taking into account factors such as the borrower's financial condition, economic and business conditions, and the results of our previous collection efforts. Generally, we will place a delinquent loan in nonaccrual status when the loan becomes 90 days or more past due. When we place a loan in nonaccrual status, we reverse all interest which has been accrued on the loan but remains unpaid and we deduct this interest from earnings as a reduction of reported interest income. We do not accrue any additional interest on the loan balance until we conclude the collection of both principal and interest is reasonably certain.

         We had two nonaccruing loans totaling $104,815 at December 31, 2000. These loans are both subject to SBA conditional guarantees and we believe that we will recover 80% of the face amount of these loans. We had no nonaccruing loans at December 31, 1999.

         We do not include loans that are current as to principal and interest in our nonperforming assets categories. However, we will still classify a current loan as a potential problem loan if we develop serious doubts about the borrower's future performance under the terms of the loan contract. We consider the level of potential problem loans in our determination of the adequacy of the allowance for loan losses. At December 31, 2000 and 1999, we did not have any loans we considered to be potential problem loans.

         The following table sets forth certain information with respect to our allowance for loan losses and the composition of charge-offs and recoveries for the years ended December 31, 2000, and 1999.

                            ALLOWANCE FOR LOAN LOSSES

                                                       Years ended December 31,
                                                  ---------------------------------
                                                     2000                  1999
                                                  -----------           -----------
Average loans outstanding                         $39,031,825           $27,040,512
Loans outstanding at period end                    45,622,155            32,537,992
Total nonperforming loans                             104,815                     0

Beginning balance of allowance                        408,878               263,215

Loans charged off                                      90,740                 8,505
Total recoveries                                            0                     0
                                                  -----------           -----------
Net loans charged off                                  90,740                 8,505

Provision for loan losses                             251,107               154,168
                                                  -----------           -----------
Balance at period end                             $   569,245           $   408,878
                                                  ===========           ===========

Net charge-offs to average loans                         0.23%                 0.03%
Allowance as a percent of total loans                    1.25%                 1.26%
Nonaccruing loans as a
  percentage of total loans                              0.23%                   --
Nonaccruing loans as a
  percentage of allowance                               18.41%                   --

         NONINTEREST INCOME AND EXPENSE

Noninterest Income

         Noninterest income increased to $293,482 for the year ended December 31, 2000, up 89.4% from $154,931 for the year ended December 31, 1999. Service fees on deposit accounts, the largest component of noninterest income, increased 67.2% from $157,988 in 1999 to $264,154 in 2000. Other income increased 29.2% to
$38,287 in 2000 from $29,645 in 1999. Both of these categories of noninterest income increased due to the growth in the number of deposit accounts, as well as increased fee-related activities of customers. The net loss on the sale of investment securities decreased to $8,959 in 2000 from $32,702 in 1999. These losses primarily relate to paydowns on mortgage-backed securities, as a result of movements in market interest rates since the securities were acquired.

Noninterest Expense

         Total noninterest expense increased to $1.9 million for the period ended December 31, 2000 from $1.6 million for the same period of 1999. The increase in noninterest expense reflects an increase in most expense categories as a result of our growth to $63.8 million in total assets at the end of 2000 from $46.2 million at the end of 1999. Salary and wages expense totaled $890,572 in 2000 and $725,470 in 1999. Employee benefits were $87,605 in 2000 and $66,292 in 1999. We had 18 full-time equivalent employees at both the end of 2000 and the end of 1999. However, we began 1999 with 14 full-time equivalent employees and the increase in expenses in 2000 is largely due to having a constant staffing level throughout the year. Professional fees were $141,699 for the year ended December 31, 2000, compared to $134,966 for 1999. The 1999 figures include costs associated with our year 2000 preparations. Professional fees include collection costs of $47,500 in 2000 and $35,000 in 1999 related to the kiting operation discussed above.

         Depreciation and amortization decreased to $175,523 from $197,986 in 1999. We experienced an increase in other operating expenses, to $319,101 in 2000 from $292,095 in 1999, principally as a result of an increase in operating expenses related to the new main office building, writedown to market value of real estate acquired in settlement of loans, and other expenses associated with the expansion of loans and deposits.

BALANCE SHEET REVIEW

Loans

         Loans are our largest category of earning assets and typically provide higher yields than our other types of earning assets. At December 31, 2000 loans represented 73.2% of earning assets, slightly lower than the 78.6% that they represented at the end of 1999. At December 31, 2000, net loans (gross loans less the allowance for loan losses) totaled $45.1 million, an increase of $13 million or 40.5% from December 31, 1999. Average gross loans increased 44.4% from $27.0 million with a yield of 9.13% in 1999, to $39.0 million with a yield of 9.52% in 2000. Associated with the higher loan yields are the inherent credit and liquidity risks which we attempt to control and counterbalance. The interest rates we charge on loans vary with the degree of risk and the maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulations also influence interest rates.

         As we expected, the success of our third quarter 2000 marketing campaign resulted in deposit growth that outpaced the seasonal demand for loans in our market. Since our loan demand normally increases during the fall and winter months, we expect to use these funds, which are currently invested in short term instruments, to fund loan requests at higher rates.

         Mortgage loans constitute the principal component of our loan portfolio. Mortgage loans represented 59.6% and 58.4% of our portfolio at year end 2000 and 1999, respectively. In the context of this discussion, a "real estate mortgage loan" is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. Most of our real estate loans are secured by residential or commercial property. We follow the common practice of financial institutions in our area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan portfolio component. Generally, we limit our loan-to-value ratio to 80%. Due to the short time our portfolio has existed, the current mix may not be indicative of the ongoing portfolio mix. We attempt to maintain a relatively diversified loan portfolio to help reduce the risk inherent in concentrations of collateral.

         The following table shows the composition of our loan portfolio by category at December 31, 2000 and 1999.

                          COMPOSITION OF LOAN PORTFOLIO

                                           DECEMBER 31, 2000               DECEMBER 31, 1999
                                          Amount      Percent of         Amount       Percent of
                                       -----------    ----------      -----------     ----------
                                                         Total                          Total
                                                         -----                          -----
Commercial                             $ 8,719,474        19.1%       $ 5,914,549        18.2%
Real estate - construction               3,604,153         7.9%         3,357,946        10.3%
Real estate - mortgage                  27,171,980        59.6%        19,015,339        58.4%
Consumer                                 6,126,548        13.4%         4,250,158        13.1%
                                       -----------       -----        -----------       -----
Loans, gross                            45,622,155       100.0%        32,537,992       100.0%
                                                         =====                          =====
Allowance for possible loan
losses                                    (569,245)                      (408,878)
                                       -----------                    -----------
Loans, net                             $45,052,910                    $32,129,114
                                       ===========                    ===========

         The following tables set forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio as of December 31, 2000 and 1999. The information in these tables is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of these loans is subject to review and credit approval, as well as modification of terms upon their maturity. Actual repayments of loans may differ from maturities reflected above because borrowers may have the right to prepay obligations with or without prepayment penalties.

       LOAN MATURITY SCHEDULE AND SENSITIVITY TO CHANGES IN INTEREST RATES

                                                      DECEMBER 31, 2000
                                   -------------------------------------------------------
                                                        After one but
                                   One year or less   within five years   After five years         Total
                                   ----------------   -----------------   ----------------      -----------
Commercial                           $ 4,047,374         $ 4,647,508         $  175,492         $ 8,870,374
Real estate                            4,163,710          21,239,518          2,809,942          28,213,170
Construction                           1,782,689           1,560,780            107,919           3,451,388
Consumer                               1,925,466           2,879,040            372,364           5,176,870
                                     -----------         -----------         ----------         -----------
    Total                            $11,919,239         $30,326,846         $3,465,717         $45,711,802
                                     ===========         ===========         ==========         ===========
Fixed Interest Rate                  $ 3,919,241         $29,318,278         $2,473,505         $35,711,024
Variable Interest Rate                 7,999,998           1,008,568            992,212           6,000,778
                                     -----------         -----------         ----------         -----------
    Total                            $11,919,239         $30,326,846         $3,465,717         $45,711,802
                                     ===========         ===========         ==========         ===========

                                                     DECEMBER 31, 1999
                                  -------------------------------------------------------
                                                       After one but
                                  One year or less   within five years   After five years         Total
                                  ----------------   -----------------   ----------------      -----------
Commercial                           $2,205,560         $ 3,248,547         $  161,852         $ 5,615,959
Real estate                           1,745,518          15,408,353          2,147,741          19,301,612
Construction                          2,575,349             819,343                 --           3,394,692
Consumer                              1,488,502           2,360,741            458,412           4,307,655
                                     ----------         -----------         ----------         -----------
    Total                            $8,014,929         $21,836,984         $2,768,005         $32,619,918
                                     ==========         ===========         ==========         ===========
Fixed Interest Rate                  $3,115,593         $21,152,842         $2,455,129         $26,723,564
Variable Interest Rate                4,899,336             684,142            312,876           5,896,354
                                     ----------         -----------         ----------         -----------
    Total                            $8,014,929         $21,836,984         $2,768,005         $32,619,918
                                     ==========         ===========         ==========         ===========

         Investment Securities

         Investment securities at December 31, 1999 and December 31, 2000 averaged $9.7 million and $8.7 million, respectively. At December 31, 2000, our total portfolio had a book value of $8.0 million, and a market value of $7.9 million, for an unrealized net loss of $62,802. This compares to our market value at December 31, 1999 of $9.0 million.

         At December 31, 2000, short term investments totaled $6.9 million. At December 31, 1999, we did not have any short-term investments. These funds are generally invested in an earning capacity with maturities of six months to one year.

         Contractual maturities and yields on our investment securities (all available for sale) at December 31, 1999 and December 31, 2000 are set forth on the following tables. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 2000

                                                  After five but
                                                 within ten years             After ten years
                                               --------------------       ----------------------
                                                Amount        Yield         Amount         Yield
                                               --------       -----       ----------       -----
                  U.S. Govt Agencies            662,903       7.30%               --         --%
                  Mortgage-backed                    --         --%        7,299,032       6.29%
                  Other                              --         --%          286,900       6.75%
                                               --------       ----        ----------       ----
                      Total                    $662,903       7.30%       $7,585,932       6.43%
                                               ========       ====        ==========       ====

             INVESTMENT SECURITIES MATURITY DISTRIBUTION AND YIELDS
                                DECEMBER 31, 1999

                                              After five but
                                             within ten years             After ten years
                                           --------------------       ----------------------
                                            Amount        Yield         Amount         Yield
                                           --------       -----       ----------       -----
                  U.S. Govt Agencies        462,585       7.00%               --         --%
                  Mortgage-backed                --         --%        8,837,430       6.31%
                  Other                          --         --%          303,050       6.61%
                                           --------       ----        ----------       ----
                      Total                $462,585       7.00%       $9,140,480       6.32%
                                           ========       ====        ==========       ====

         Deposits and Other Interest-Bearing Liabilities

         Average total deposits were $48.4 million in 2000, up 44% from $33.6 million in 1999. Average interest-bearing deposits were $41.3 million in 2000, up 47.5% from $28.0 million in 1999. These increases were primarily a result of special promotions with higher rates.

         Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits were $44.1 million at December 31, 2000, an increase of 46.5% compared to $30.1 million at December 31, 1999. We expect a stable base of deposits to continue to be our primary source of funding to meet both our short-term and long-term liquidity needs. Core deposits as a percentage of total deposits were approximately 78% at December 31, 2000 and 82% at December 31, 1999. Our loan-to-deposit ratio was 80.4% at December 31, 2000 versus 88.3% at December 31, 1999. The average loan-to-deposit ratio was 80.9% during 2000 and 80.4% during 1999.

         The following tables set forth our deposits by category as of December 31, 2000 and 1999.

                                                                      DEPOSITS
                                                  DECEMBER 31, 2000              DECEMBER 31, 1999
                                                              Percent of                     Percent of
                                                Amount         Deposits         Amount        Deposits
                                             -----------      ----------     -----------     ----------
Demand deposit accounts                        5,525,253          9.8%       $ 5,864,480         15.9%
NOW accounts                                   2,148,148          3.8%         1,412,808          3.8%
Money market accounts                         12,085,652         21.3%         4,045,269         11.0%
Savings accounts                               3,133,648          5.5%         4,512,060         12.2%
Time deposits less than $100,000              21,181,849         37.3%        14,327,578         39.0%
Time deposits of $100,000 or over             12,651,961         22.3%         6,673,825         18.1%
                                             -----------       ------        -----------       ------
    Total deposits                           $56,726,511        100.0%       $36,836,020        100.0%
                                             ===========       ======        ===========       ======

CAPITAL

         We are subject to various regulatory capital requirements administered by our federal bank regulators. As long as we have less than $150 million in total assets, our capital levels are measured for regulatory purposes only at the bank level, not at the holding company level. Under these capital guidelines, we must maintain a minimum total risk-based capital ratio of 8%, with at least 4% being Tier 1 capital. In our case, our Tier 1 capital consists of our common shareholders' equity, although Tier 1 capital could also include other components, such as qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries. In addition, we must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total average assets) of at least 4%. To be considered "well-capitalized," we must maintain total risk-based capital of at least 10%, Tier 1 capital of at least 6%, and a leverage ratio of at least 5%.

         Our total shareholders' equity at December 31, 2000 was $6.7 million, compared with $6.3 million in shareholders' equity in 1999. We were considered to be "well capitalized" at the bank level for regulatory purposes at December 31, 2000, as our Tier 1 capital ratio was 12.6%, our total risk-based capital ratio was 13.8%, and our Tier 1 leverage ratio was 9.4%.

LIQUIDITY MANAGEMENT

         Our primary sources of liquidity are deposits, scheduled repayments on our loans, and interest on and maturities of our investments. All of our securities have been classified as available for sale. Occasionally, we might sell investment securities in connection with the management of our interest sensitivity gap or to manage cash availability. We may also utilize our cash and due from banks, security repurchase agreements, and federal funds sold to meet liquidity requirements as needed. In addition, we have the ability, on a short-term basis, to purchase federal funds from other financial institutions. Presently, we have made arrangements with commercial banks for short-term unsecured advances of up to $3 million. We also are eligible to receive advances from the Federal Home Loan Bank of Atlanta, subject to its approval, and have received and repaid such advances on two occasions in the past two fiscal years. We believe that our liquidity and ability to manage assets will be sufficient to meet our cash requirements over the near term.

         We are in the process of constructing a new branch facility of the bank in the Surfside Beach area of the Grand Strand. Harrington Construction Company is building the branch, which is expected to open in the second quarter of 2001. Funding for the branch, estimated to cost $1.2 million, including furniture, fixtures and equipment, will come from current deposits and the proceeds of this offering.

IMPACT OF INFLATION

         Unlike most industrial companies, the assets and liabilities of financial institutions such as our company and bank are primarily monetary in nature. Therefore, interest rates have a more significant impact on our performance than do the effects of changes in the general rate of inflation and changes in prices. In addition, interest rates do not necessarily move in the same magnitude as the prices of goods and services. As discussed previously, we seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide rate fluctuations, including those resulting from inflation.

                                    BUSINESS

GENERAL OVERVIEW

         We conduct a general commercial and retail banking business, emphasizing the needs of individual and small- to medium-sized businesses. We operate our banking business through our bank, Beach First National Bank. Our main office is located at the corner of Oak Street and Sixteenth Avenue in Myrtle Beach, South Carolina. We primarily serve Myrtle Beach, South Carolina and the surrounding area.

LOCATION AND SERVICE AREA

         Myrtle Beach, and therefore our bank, is located near the center of the Grand Strand, a 60-mile portion of South Carolina's Atlantic coast that stretches southward from the state line at Little River to the city of Georgetown. Myrtle Beach, and much of the Grand Strand, is located on the eastern edge of Horry County, South Carolina, with a smaller portion on the eastern edge of Georgetown County, South Carolina.

         In April 1995, American Demographics magazine ranked Myrtle Beach as the second fastest growing metropolitan area in the nation in the categories of projected annual population growth and projected employment growth from 1995 to 2005. The population of Horry County increased 21.3% from 144,053 in 1990 to an estimated 174,762 in 1998 and is projected to reach 202,500 in 2005 and 225,800 in 2010. Horry County's per capita income rose 16.4% from $19,830 in 1995 to $23,088 in 1998 while median family income rose 14.8% from $32,500 to $37,300 for the same period. In November 2000, OUTLOOK South Carolina ranked Horry County first among South Carolina's 46 counties in a composite ranking of nine factors of economic development for 1994 to 1999.

         A significant portion of Horry County's growth comes from retirees. In recent years, both The Wall Street Journal and Money magazine rated the Grand Strand as one of the nation's top retirement locations. Horry County's population of persons over the age of 65 grew by 69%, from 18,262 in 1990 to an estimated 30,793 in 2000. Nearly 25% of Horry County's population is age 55 or older and 17% of Horry County's population is now over the age of 65. The percentage of Horry County's population age 65 or older is projected to increase to 21% by 2010. In June 2000, American Demographics magazine listed Myrtle Beach as one of the top 15 retirement destinations for both the years from 1990 to 2000 and the years from 2000 to 2010.

         The American Automobile Association has rated Myrtle Beach to be the nation's second most popular tourist destination, trailing only Orlando, Florida. The Grand Strand hosts an estimated 13.5 million visitors annually. Almost half of these visitors are employed in professional positions. Over half of these visitors were in income groups exceeding $60,000 per year and more than one in four visitors were in income groups exceeding $90,000 per year. Although the convention business has a sizeable economic impact on the Myrtle Beach area, most visitors come for vacation, sport, or entertainment and retail tourism. Area hotels, motels, condominiums, and cottages provide more than 55,000 rooms. Visitors may also stay in one of the 7,000 camping sites maintained by the nine privately-owned campgrounds and two publicly-owned state parks located in the Grand Strand. The sporting season, which lasts for approximately ten months, attracts golfers, tennis players, and anglers. The Grand Strand boasts 104 golf courses, with approximately 4.2 million rounds of golf played in 1999. The Canadian professional golf tour will hold its qualifying school and four additional tournaments in Myrtle Beach in the spring of 2001. The entertainment and retail industries operate year-round. The Grand Strand has eleven live entertainment theaters, including the Palace Theater and the Alabama Theater, as well as entertainment centers as varied as Ripley's Aquarium and the Pavilion Amusement Park. The Myrtle Beach area contains over 300 factory stores and offers a wide variety of retail shopping. Retail sales for 1999 in Horry County exceeded $5.7 billion. In Horry County, the average daily lodging occupancy rate was 44.3% in the winter of 2000 and 78.1% during the summer of 2000. The average daily lodging rate for the Grand Strand has nearly doubled from 1994 to 2000. Revenues from accommodations taxes along the Grand Strand increased by 42% from $8.8 million in 1994 to $12.5 million in 1999.

         The combination of residents and visitors supports real estate development, construction, healthcare, and education. For example, from 1994 to 1999 on the Grand Strand, the dollar value of

      - Permits for single family residential housing rose from $169 million to $323 million, up 91%.
      - Permits for multi-family residential housing rose from $66 million to $277.5 million, up 320%.
      - Taxable retail sales rose from $4.3 billion to $6.6 billion, up 53%.

         Transportation in and around the Grand Strand is increasing. The number of passengers arriving at the Myrtle Beach International Airport has more than doubled, rising from about 306,000 in 1994 to about 643,000 in 1999. The airport is served by ten airlines, including U.S. Airways, Continental, Comair, Midway, and Spirit. Horry County is scheduled to receive nearly one billion dollars in state funds, approximately 20% of South Carolina's budgeted amount, for road work from 1998 to 2005. These funds, along with local sources, are designated for the construction of two highway bypasses and four bridges, among other improvements.

         Horry County has over 8,000 business establishments. The Grand Strand's major industrial employers include AVX Corporation, International Paper Company, Georgetown Steel Corporation, Conbraco Industries, and Superior Manufacturing. Area hospitals include the Grand Strand Regional Medical Center (a HCA hospital), Conway Hospital, and Georgetown Memorial Hospital. The Grand Strand is also home to Coastal Carolina University, Webster University, and Horry-Georgetown Technical College.

MARKETING FOCUS

         Most of the banks in the Grand Strand are now local branches of regional, super-regional, and large national banks. Although size gives the larger banks certain advantages in competing for business from large corporations, including higher lending limits and the ability to offer services in other areas of South Carolina and the Southeast, we believe that there has been a void in the community banking market in the Myrtle Beach area which we can successfully fill by adding additional branches. As a result, we generally do not attempt to compete for the banking relationships of large corporations, but concentrate our efforts on individuals and small businesses.

OPERATING AND GROWTH STRATEGY

         Our goals are to be the leading community bank in Myrtle Beach and, ultimately, on the Grand Strand. We intend to achieve these goals by locating new branches in growing communities in our market area, increasing asset size through internal growth, providing personalized service with a community focus, hiring and retaining high caliber and motivated employees, maintaining high asset quality, and offering our customers a variety of competitive products and services. These goals are intended to build long-term shareholder value.

      - Internal Growth and Branch Expansion. We have grown since opening in 1996 and we have grown more rapidly since Mr. Standish became our bank's chief executive officer in March 2000. We intend to use the proceeds of this offering to support our continued growth, including growth by opening three additional branch offices in the Grand Strand in the next 18 to 24 months. In November 2000, we broke ground for our first branch, which will be located at the northwest corner of the intersection of S. C. Highway 544 and U.S. Highway 17 in Surfside Beach, which is just south of Myrtle Beach. We expect to open the branch in the second quarter of 2001. We also intend to establish a residential mortgage lending business. Our target market includes individuals, including retirees and other new residents, small businesses, and current customers of regional, super-regional, and large national bank holding companies.

      - Personalized Service. We will continue to focus on acquiring market share by emphasizing our local management and decision-making and personal services. We strive to provide high service levels and maintain strong customer relationships. We seek customers who prefer to conduct business with a locally owned and managed institution that demonstrates an active interest in their business and personal financial affairs.

      - Community Focus. We approach banking with a community focus. We have located our existing office, and plan to locate our branch offices, in visible locations located near rapidly growing residential or commercial areas in and around Myrtle Beach. In locating our new branches, we will consider such factors as traffic flow, proximity to business locations, proximity to growing residential areas, and other factors that we believe would favor deposit growth.

      - Motivated Employees. We believe that the key to our success lies with our employees, because it is through the employees that we are able to provide Grand Strand banking customers with the high level of service and attention that they expect and deserve. To this end, we hire high caliber banking professionals who are committed to providing a superior level of banking service. By selecting only qualified and committed employees, we believe we can provide an unsurpassed level of customer service and satisfaction. Each employee focuses on the individual needs of our customers and strives to deliver the specific products and services that will best help these customers achieve their financial goals.

      - High Asset Quality. We place a great deal of emphasis on maintaining high asset quality and believe that the outstanding asset quality experienced to date is principally due to the closeness of our senior management, lending officers, and directors to our customers and their significant knowledge of the communities in which they reside. Our ratio of net charge-offs to average loans for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 have been .23%, .03%, 1.14%, 0%, and 0%, respectively. We intend to continue to emphasize high asset quality.

      - Broad Range of Products and Services. We strive to provide our customers with a variety of competitive products and services while maintaining the timely response and personal service of a locally owned and managed bank. In addition to offering a full range of deposit services and commercial and personal loans, we offer products such as mortgage loan originations, accounts receivable financing, and small equipment leasing through third party providers. Other bank services which are in place or planned include cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We are associated with a shared network of automated teller machines that may be used by our customers throughout South Carolina and other regions. In the future, we intend to offer annuities, mutual funds, Internet banking, and other financial services. We also offer MasterCard and VISA credit card services through a correspondent bank, which acts as our agent. We have a Web site and we are exploring opportunities to provide internet banking services, which we plan to do in response to any customer demand.

DEPOSIT PRODUCTS

         We offer a full range of deposit products that are typically available in most banks and savings and loan associations, including checking accounts, NOW accounts, savings accounts, and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are offered at rates competitive to those offered in the Myrtle Beach area. In addition, we offer retirement account services, such as Individual Retirement Accounts (IRAs). All deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

LENDING ACTIVITIES

         General. We emphasize a range of lending services, including real estate, commercial and consumer loans, to individuals and small businesses that are located, or conduct a substantial portion of their business, in Myrtle Beach and the Grand Strand.

         Real Estate Loans. Loans secured generally by first or second mortgages on real estate are one of the primary components of our loan portfolio. These loans consist of commercial real estate loans, construction and development loans, and residential real estate loans.

         Commercial Loans. We make loans for commercial purposes to various types of businesses. Included in this category are loans to purchase equipment, finance accounts receivable or inventory, or for working capital purposes.

         Consumer Loans. We make a variety of loans to individuals for personal and household purposes, including secured and unsecured installment and term loans, and revolving lines of credit such as overdraft protection.

         Loan Approval and Review. Our loan approval policies provide for various levels of officer lending authority. When the amount of aggregate loans to a single borrower exceeds that individual officer's lending authority, the loan request is considered by an officer with a higher lending limit. Any loan in excess of this lending limit is approved by the directors' loan committee. We do not make any loans to any of our directors or executive officers unless the loan is approved by the board of directors of the bank and is made on terms not more favorable to such person than would be available to a person not affiliated with us. We take steps to protect against losses due to hurricanes and weather phenomena by requiring customers to carry appropriate insurance.

         Lending Limits. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply to certain loan types or borrowers, in general we are subject to a loan-to-one-borrower limit. These limits increase or decrease as our capital increases or decreases. Unless we sell participations in loans to other financial institutions, we are not able to meet all of the lending needs of loan customers requiring aggregate extensions of credit above these limits.

COMPETITION

         The banking business is highly competitive. We compete with other commercial banks, savings and loan associations, credit unions, and money market mutual funds operating in the Myrtle Beach area and elsewhere. As of February 23, 2001, there were 13 commercial banks and three savings banks operating in Horry County. We believe that our community bank focus, with our emphasis on service to small businesses, individuals, and professional concerns, gives us an advantage in this market. Nevertheless, a number of these competitors are well established in the Myrtle Beach area. Most of them have substantially greater resources and lending limits than we have and offer services, such as extensive and established branch networks and trust services, that we do not currently provide. As a result of these competitive factors, we may have to pay higher rates of interest to attract deposits.

         The following table reflects our market share of deposits as of June 30, 2000 and 1999 in our service area for our existing offices (based on figures reported by the financial institutions to the FDIC.) This table does not include a recently chartered bank in Murrell's Inlet or a planned bank in Myrtle Beach.

                               MYRTLE BEACH MARKET

                                                                                                     JUNE 30,
                                                                                                 2000 VERSUS 1999
                                        JUNE 30, 2000                 JUNE 30, 1999             INCREASE (DECREASE)
                                  -------------------------     -------------------------     ----------------------
                                                 PERCENT OF                    PERCENT OF
                                   DEPOSITS        MARKET        DEPOSITS        MARKET        AMOUNT        PERCENT
                                  ----------     ----------     ----------     ----------     --------       -------
                                                               (DOLLARS IN THOUSANDS)
     BEACH FIRST                  $   48,171        3.42%       $   33,185        2.48%       $ 14,986        45.16%
                                  ----------       -----        ----------       -----        --------        -----

     Wachovia                        239,172       16.96%          277,894       20.73%        (38,722)      (13.93)%
     Coastal Federal                 229,934       16.30%          194,515       14.51%         35,419        18.21%
     Anchor Bank*                    204,607       14.51%          194,556       14.51%         10,051         5.17%
     Bank of America                 157,623       11.18%          162,515       12.12%         (4,892)       (3.01)%
     Carolina First*                 123,659        8.77%          101,496        7.57%         22,163        21.82%
     Conway National                 114,613        8.13%          113,570        8.47%          1,043          .92%
     BB&T                             80,130        5.68%           78,799        5.88%          1,331         1.69%
     Peoples Federal                  69,763        4.95%           68,256        5.09%          1,507         2.21%
     NBSC                             44,895        3.18%           36,417        2.72%          8,478        23.28%
     First Union                      36,692        2.60%           29,602        2.21%          7,090        23.95%
     First Palmetto FSB               27,724        1.97%           20,648        1.54%          7,076        34.27%
     First Citizens                   20,367        1.44%           17,992        1.34%          2,375        13.20%
     Centura                          13,095        0.93%           11,226        0.84%          1,869        16.65%
                                  ----------                    ----------                    --------
     Total                        $1,410,445                    $1,340,671                    $ 69,774
                                  ==========                    ==========                    ========

---------------
         * Merged together, June 6, 2000

LEGAL PROCEEDINGS

         In the ordinary course of operations, we are a party to various legal proceedings. We do not believe that there is any pending or threatened proceeding against us, which, if determined adversely, would have a material effect on our business, results of operations, or financial position.

                           SUPERVISION AND REGULATION

         We are subject to extensive state and federal banking laws and regulations which impose specific requirements or restrictions on, and provide for general regulatory oversight of, virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

GRAMM-LEACH-BLILEY ACT

         The Gramm-Leach-Bliley Act, previously known as the Financial Services Modernization Act of 1999, was signed into law on November 12, 1999. Among other things, the Act repeals the restrictions on banks affiliating with securities firms contained in sections 20 and 32 of the Glass-Steagall Act. The Act also permits bank holding companies to engage in a statutorily provided list of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities. The Act also authorizes activities that are "complementary" to financial activities.

         The Act is intended, in part, to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, the Act may have the result of increasing the amount of competition that we face from larger institutions and other types of companies. In fact, it is not possible to predict the full effect that the Act will have on us. From time to time other changes are proposed to laws affecting the banking industry, and these changes could have a material effect on our business and prospects.

         The Gramm-Leach-Bliley Act also contains provisions regarding consumer privacy. These provisions require financial institutions to disclose their policy for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market an institution's own products and services. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing, or other marketing to the consumer.

BEACH FIRST NATIONAL BANCSHARES, INC.

         Because our holding company, Beach First National Bancshares, Inc., owns the outstanding capital stock of our bank, our holding company is a bank holding company under the federal Bank Holding Company Act of 1956 and the South Carolina Banking and Branching Efficiency Act.

         The Bank Holding Company Act. Under the Bank Holding Company Act, our holding company is subject to periodic examination by the Federal Reserve and required to file periodic reports of its operations and any additional information that the Federal Reserve may require. Our activities at the holding company level are limited to:

      -  banking and managing or controlling banks;
      -  furnishing services to or performing services for our subsidiaries; and
      - engaging in other activities that the Federal Reserve determines to be so closely related to banking and managing or controlling banks as to be a proper incident thereto.

         Investments, Control, and Activities. With certain limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

      -  acquiring substantially all the assets of any bank;
      - acquiring direct or indirect ownership or control of any voting shares of any bank if after the acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
      -  merging or consolidating with another bank holding company.

         In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. Our common stock is registered under the Securities Exchange Act of 1934. The regulations provide a procedure for challenge of the rebuttable control presumption.

         Under the Bank Holding Company Act, a bank holding company is generally prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, nonbanking activities unless the Federal Reserve Board has found those activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve Board has determined by regulation to be proper incidents to the business of a bank holding company include:

      -  making or servicing loans and certain types of leases;
      -  engaging in certain insurance and discount brokerage activities;
      -  performing certain data processing services;
      - acting in certain circumstances as a fiduciary or investment or financial adviser;
      -  owning savings associations; and
      - making investments in certain corporations or projects designed primarily to promote community welfare.

         The Federal Reserve Board imposes certain capital requirements on our holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to capital requirements and certain other restrictions, our holding company is able to borrow money to make a capital contribution to our bank, and these loans may be repaid from dividends paid from our bank to our company. Our ability to pay dividends is subject to regulatory restrictions as described below in "Beach First National Bank - Dividends." Our holding company is also able to raise capital for contribution to our bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

         Source of Strength; Cross-Guarantee. In accordance with Federal Reserve Board policy, our holding company is expected to act as a source of financial strength to our bank and to commit resources to support our bank in circumstances in which our holding company might not otherwise do so. Under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary, other than a nonbank subsidiary of a bank, upon the Federal Reserve Board's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank's holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

         South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions. Prior to acquiring the capital stock of a national bank, we are not required to obtain the approval of the Board, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

BEACH FIRST NATIONAL BANK

         Our bank, Beach First National Bank, operates as a national banking association incorporated under the laws of the United States and subject to examination by the Office of the Comptroller of the Currency. Deposits in the bank are insured by the FDIC up to a maximum amount, which is generally $100,000 per depositor subject to aggregation rules.

         The Office of the Comptroller of the Currency and the FDIC regulate or monitor virtually all areas of our bank's operations, including:

      -  security devices and procedures;
      -  adequacy of capitalization and loss reserves;
      -  loans;
      -  investments;
      -  borrowings;
      -  deposits;
      -  mergers;
      -  issuances of securities;
      -  payment of dividends;
      -  interest rates payable on deposits;
      -  interest rates or fees chargeable on loans;
      -  establishment of branches;
      -  corporate reorganizations;
      -  maintenance of books and records; and
      - adequacy of staff training to carry on safe lending and deposit gathering practices.

         The Office of the Comptroller of the Currency requires banks to maintain specified capital ratios and imposes limitations on banks' aggregate investment in real estate, bank premises, and furniture and fixtures. The Office of the Comptroller of the Currency also requires banks to prepare quarterly reports on their financial condition and to conduct annual audits of their financial affairs in compliance with its minimum standards and procedures.

         Under the FDIC Improvement Act, all insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and their state supervisor when applicable. The FDIC Improvement Act directs the FDIC to develop a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The FDIC Improvement Act also requires the federal banking regulatory agencies to prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

      -  internal controls;
      -  information systems and audit systems;
      -  loan documentation;
      -  credit underwriting;
      -  interest rate risk exposure; and
      -  asset quality.

         National banks and their holding companies which have been chartered or registered or have undergone a change in control within the past two years or which have been deemed by the Office of the Comptroller of the Currency or the Federal Reserve Board to be troubled institutions must give the Office of the Comptroller of the Currency or the Federal Reserve Board 30 days' prior notice of the appointment of any senior executive officer or director. Within the 30 day period, the Office of the Comptroller of the Currency or the Federal Reserve Board, as the case may be, may approve or disapprove any such appointment.

         Deposit Insurance. The FDIC has adopted a risk-based assessment system for determining an insured depository institutions' insurance assessment rate. The system that takes into account the risks attributable to different categories and concentrations of assets and liabilities. An institution is placed into one of three capital categories: (1) well capitalized; (2) adequately capitalized; or (3) undercapitalized. The FDIC also assigns an institution to one of three supervisory subgroups, based on the FDIC's determination of the institution's financial condition and the risk posed to the deposit insurance funds. Assessments range from 0 to 27 cents per $100 of deposits, depending on the institution's capital group and supervisory subgroup. In addition, the FDIC imposes assessments to help pay off the $780 million in annual interest payments on the $8 billion Financing Corporation bonds issued in the late 1980s as part of the government rescue of the thrift industry.

         The FDIC may terminate its insurance of deposits if it finds that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC.

         Transactions With Affiliates and Insiders. Our bank is subject to the provisions of Section 23A of the Federal Reserve Act, which places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of our bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. Compliance is also required with certain provisions designed to avoid the taking of low quality assets.

         Our bank is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. Our bank is subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit
(i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

         Dividends. A national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits then on hand, after deducting expenses, including reserves for losses and bad debts. In addition, a national bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by a national bank in any calendar year exceeds the total of its net profits for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

         Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the Office of the Comptroller of the Currency. In addition, with prior regulatory approval, the bank will be able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law, with limited exceptions, currently permits branching across state lines through interstate mergers.

         Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC, or the Office of the Comptroller of the Currency shall evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank. Under the Gramm-Leach-Bliley Act, banks with aggregate assets of not more than $250 million will be subject to a Community Reinvestment Act examination only once every 60 months if the bank receives an outstanding rating, once every 48 months if it receives a satisfactory rating, and as needed if the rating is less than satisfactory. Additionally, under the Gramm-Leach-Bliley Act, banks are required to publicly disclose the terms of various Community Reinvestment Act-related agreements.

         Other Regulations. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

      - the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
      - the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
      - the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
      - the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
      - the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
      - the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

         The deposit operations of the bank also are subject to:

      - the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
      - the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

         Capital Regulations. The federal bank regulatory authorities have adopted risk-based capital guidelines for banks and bank holding companies that are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies and account for off-balance sheet items. The guidelines are minimums, and the federal regulators have noted that banks and bank holding companies contemplating significant expansion programs should not allow expansion to diminish their capital ratios and should maintain ratios in excess of the minimums. We have not received any notice indicating that either our holding company or our bank is subject to higher capital requirements. The current guidelines require all bank holding companies and federally-regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier 1 capital. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, but excludes goodwill and most other intangibles and excludes the allowance for loan and lease losses. Tier 2 capital includes the excess of any preferred stock not included in Tier 1 capital, mandatory convertible securities, hybrid capital instruments, subordinated debt and intermediate term-preferred stock, and general reserves for loan and lease losses up to 1.25% of risk-weighted assets.

         Under these guidelines, banks' and bank holding companies' assets are given risk-weights of 0%, 20%, 50%, or 100%. In addition, certain off-balance sheet items are given credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight applies. These computations result in the total risk-weighted assets. Most loans are assigned to the 100% risk category, except for first mortgage loans fully secured by residential property and, under certain circumstances, residential construction loans, both of which carry a 50% rating. Most investment securities are assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% rating, and direct obligations of or obligations guaranteed by the United States Treasury or United States Government agencies, which have a 0% rating.

         The federal bank regulatory authorities have also implemented a leverage ratio, which is equal to Tier 1 capital as a percentage of average total assets less intangibles, to be used as a supplement to the risk-based guidelines. The principal objective of the leverage ratio is to place a constraint on the maximum degree to which a bank holding company may leverage its equity capital base. The minimum required leverage ratio for top-rated institutions is 3%, but most institutions are required to maintain an additional cushion of at least 100 to 200 basis points.

         The FDIC Improvement Act established a new capital-based regulatory scheme designed to promote early intervention for troubled banks which requires the FDIC to choose the least expensive resolution of bank failures. The new capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier 1 risk-based ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Currently, we qualify as "well capitalized."

         Under the FDIC Improvement Act regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution increases, and the permissible activities of the institution decreases, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to do some or all of the following:

      -  submit a capital restoration plan;
      -  raise additional capital;
      -  restrict their growth, deposit interest rates, and other activities;
      -  improve their management;
      -  eliminate management fees; or
      -  divest themselves of all or a part of their operations.

         These capital guidelines can affect us in several ways. If we grow at a rapid pace, our capital may be depleted too quickly, and a capital infusion from our holding company may be necessary which could impact our ability to pay dividends. Our capital levels currently are adequate; however, rapid growth, poor loan portfolio performance, poor earnings performance, or a combination of these factors could change our capital position in a relatively short period of time. If we fail to meet these capital requirements, our bank would be required to develop and file a plan with the Office of the Comptroller of the Currency describing the means and a schedule for achieving the minimum capital requirements. In addition, our bank would generally not receive regulatory approval of any application that requires the consideration of capital adequacy, such as a branch or merger application, unless our bank could demonstrate a reasonable plan to meet the capital requirement within a reasonable period of time. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

         Enforcement Powers. The Financial Institutions Reform, Recovery and Enforcement Act expanded and increased civil and criminal penalties available for use by the federal regulatory agencies against depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to 20 years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

         Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

         Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

                                   MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

         The following sets forth certain information regarding our executive officers and directors as of the date of this prospectus. Our articles of incorporation provide for a classified board of directors, so that, as nearly as possible, one-third of the directors are elected each year to serve three-year terms. Executive officers serve at the discretion of the our board of directors. Set forth below is information about each of our directors and each of our executive officers. Each director is also a director of Beach First National Bank.

NAME                                   AGE            POSITION WITH THE COMPANY
----                                   ---            -------------------------
Michael Bert Anderson                   41            Director
Orvis Bartlett Buie                     52            Director
Dr. Raymond E. Cleary, III              52            Director, Chairman of the Board
Michael D. Harrington                   53            Director
Mary Katharine ("Katie") Huntley        50            Executive Vice President and Senior Lender of our bank and
                                                      Assistant Secretary of our holding company
Dr. Joe N. Jarrett, Jr.                 52            Director
Richard E. Lester                       57            Director
Rick H. Seagroves                       44            Director
Don J. Smith                            49            Director
Samuel Robert Spann, Jr.                52            Director
B. Larkin Spivey, Jr.                   60            Director
Julien E. Springs                       44            Senior Vice President of our bank
Walter E. Standish, III                 50            Director, President and Chief Executive Officer of our bank and of our holding company
Stephanie L. Vickers                    38            Senior Vice President and Chief Financial Officer of our bank,
                                                      Chief Financial Officer and Secretary of our holding company
James C. Yahnis                         45            Director


         Michael Bert Anderson is a director of our company and our bank. He is a native of the Myrtle Beach area. He graduated from Duke University in 1980 with a degree in management sciences/accounting. Since that time, Mr. Anderson has worked in the family hotel business. The family-owned properties in the Myrtle Beach Area have been redeveloped and tripled in size since 1980. They include the Poindexter Resort, Court Capri, and Atlantica condominium towers. Mr. Anderson is a managing partner in the Patricia Hotels, Coral Beach Resort, and Sands Resorts. Mr. Anderson is also involved in several local golf courses serving as a general partner in Arrowhead and Wicked Stick. Mr. Anderson's community service includes Myrtle Beach Community Church, Christian Academy, and the United Way of Horry County. Mr. Anderson is past president of the Myrtle Beach Hospitality Association. As a volunteer with the City of Myrtle Beach, Mr. Anderson has served four years on the Planning and Zoning Commission and is currently serving as a director of the Downtown Redevelopment Corporation. Mr. Anderson has been a director of our company and our bank since our formation in 1995. Mr. Anderson's current term as a director of our company expires in 2003.

         Orvis Bartlett Buie is a director of our company and our bank. He is the owner of Bartlett Buie, CPA, P.A. From 1992 until September 1997, Mr. Buie was a partner with Buie, Rabon & Jaskot, CPAs. Prior to 1992, Mr. Buie was a partner with Bates, Buie, Lindsay, Evans, Rabon & Kinard, CPAs. He is the president of Damon's Eastern Carolinas, Ltd., the franchisor of Damon's Ribs restaurants in North Carolina, South Carolina, and eastern Tennessee. Mr. Buie received his bachelor's degree in accounting from the University of South Carolina in 1972. He has been a certified public accountant since 1974 and is licensed to practice in both South Carolina and North Carolina. Mr. Buie has been a director of our company and our bank since our formation in 1995. Mr. Buie's current term as a director of our company expires in 2003.

         Dr. Raymond E. Cleary, III is chairman of our company. Dr. Cleary has been a practicing general dentist in Surfside Beach, South Carolina since 1975. As a dentist, he served as an officer and a board member of the South Carolina Dental Association, 4th District of South Carolina Dental Association, and the Grand Strand Dental Society. Dr. Cleary is a former board member of the Florence Darlington Technical College, Dental Hygienist/Assistant Program. He received his undergraduate degree and his dental degree from The Ohio State University and College of Dentistry. In business, Dr. Cleary was an initial organizer and director of Waccamaw State Bank from 1980 to 1987. In 1987, Waccamaw State Bank merged into Anchor Bank, and he was an advisory director of Anchor Bank from 1987 to 1994. In the community, Dr. Cleary has served as a Webelo Boy Scout leader and a youth soccer coach. He has been an officer or board member of the Grand Strand YMCA, the South Strand Sertoma, the Grand Strand Soccer Association, the Surfside Business and Professional Association, the Better Business Bureau, and the Myrtle Beach Chamber of Commerce. Additionally, Dr. Cleary has served as an Eucharistic Minister, in a church men's group, and on a church board. Dr. Cleary has been a director of our company and our bank since our formation in 1995. Dr. Cleary's current term as a director of our company expires in 2002.

         Michael D. Harrington is a director of our company and our bank. He is president and general manager of Harrington Construction Company, Inc., a Myrtle Beach general contracting firm organized in 1979. With over 30 years of construction experience, Mr. Harrington specializes in commercial construction in the Myrtle Beach and Grand Strand area. Originally from Sumter, South Carolina, he served six years in the United States Marine Corps Reserves immediately following high school. Presently, he serves on the Horry County Advisory Council of Junior Achievement and as a board member of Myrtle Beach Haven, a homeless shelter. Mr. Harrington served on the advisory board for United Carolina Bank for three years. In addition, he is a member of Myrtle Beach Masonic Lodge #353, Myrtle Beach Shrine Club, Omar Temple, Delta Lodge of Perfection, and Myrtle Beach Elks Lodge #771. Mr. Harrington has been a director of our company and our bank since our formation in 1995. Mr. Harrington's current term as a director of our company expires in 2003.

         Mary Katharine ("Katie") Huntley is an executive vice president and senior lender of our bank and assistant secretary of our company. Ms. Huntley has 28 years of experience in administrative banking and finance, including 12 years of senior banking experience on the Grand Strand. She attended Marshall University in Huntington, West Virginia. She is a licensed insurance agent in South Carolina. Prior to joining us in 1996, Ms. Huntley was a vice president and team leader for NationsBank (now Bank of America) where she managed three commercial loan officers in addition to being personally responsible for a $30 million loan portfolio. She has served as president of the Eastern Carolina Chapter of Robert Morris Associates (now Risk Management Association) and Coastal Business Women's Network and still serves on the board and as secretary of both. She has also served as chairwoman of the Better Business Bureau of Coastal Carolina, Inc and still serves on its executive board. She also currently serves on the Community Bank Council of the South Carolina Bankers Association.

         Dr. Joe N. Jarrett, Jr. is a director of our company and our bank. Dr. Jarrett is a Board Certified Orthopedic Surgeon. Dr. Jarrett is the president of the board of directors of the Tara Hall Home for Boys and is a member and past president of the Grand Strand Sertoma Club. Dr. Jarrett has been extremely active serving the medical community. He is the past president of the South Carolina Orthopedic Association and has previously served as president of the Horry County Medical Society. Dr. Jarrett was a member of the Grand Strand Regional Medical Center Board of Trustees. He received his bachelor's degree in English from Dartmouth College and his doctorate of medicine from West Virginia University. Dr. Jarrett has been a director of our company and our bank since our formation in 1995. Dr. Jarrett's current term as a director of our company expires in 2002.

         Richard E. Lester is a director of our company and our bank and is a Municipal Judge for Myrtle Beach. In addition to his capacity as Municipal Judge, Judge Lester practices real estate law. Judge Lester is also a member of the Horry County Bar Association, the South Carolina Bar Association, and the American Bar Association. He received his bachelor's degree in 1966 and his juris doctorate degree in 1969 from the University of South Carolina. He was admitted to the South Carolina Bar in 1969. From 1969 to 1973, Judge Lester was an agent with the Federal Bureau of Investigation. Judge Lester has been a director of our company and our bank since our formation in 1995. Judge Lester's current term as a director of our company expires in 2002.

         Rick H. Seagroves is a director of our company and our bank. He is the owner and chief executive officer of Inland Foods Corporation, which operates 13 Burger King restaurants located in the southeast portion of South Carolina. He owns TKS, Inc., which operates several of The Sea Store convenience store/gas stations and is a franchisee with T.G.I. Friday's restaurant group. He also owns and operates 27 Pizza Hut restaurants in eastern South Carolina. Mr. Seagroves is an elder at the First Presbyterian Church and a member of the Budget and Stewardship Committee. He is a director of the Grand Strand Sertoma Club. Mr. Seagroves works with several charities in the Myrtle Beach area and has been instrumental in raising special project funds for Horry County schools. Mr. Seagroves has been a director of our company and our bank since our formation in 1995. Mr. Seagroves' current term as a director of our company expires in 2003.

         Don J. Smith is a director of our company and our bank. Mr. Smith is President of Chicora Development and Coldwell Banker Chicora Real Estate, a real estate firm in the Myrtle Beach and Grand Strand areas. He is currently a member of the Planning and Zoning Board for the Town of Briarcliffe Acres and a member of the King of Glory Lutheran Church. He is also a member and has served on various committees of the Myrtle Beach Chamber of Commerce. Mr. Smith has been a member of the South Carolina Association of Realtors and the Coastal Carolina Board of Realtors for more than 20 years and also serves as a director for each of those organizations. He holds a bachelor's degree in accounting from Western Carolina University. Mr. Smith has been a director of our company and our bank since our formation in 1995. Mr. Smith's current term as a director of our company expires in 2002.

         Samuel Robert Spann, Jr. is a director of our company and our bank and has served as president and chief executive officer of Spann Roofing and Sheet Metal, Inc. since 1975. Spann Roofing and Sheet Metal, Inc. is a large regional roofing contractor serving the eastern sectors of South Carolina and North Carolina. Mr. Spann currently serves as a member on the Board of Visitors at the Wall School of Business, Coastal Carolina University. He is a past director of the National Roofing Contractors Association and a past president of the Carolina Roofing Association. Mr. Spann's extensive community involvement in the past includes service as president and general campaign chairman of the United Way of Horry County, as well as service on the board of directors of the Myrtle Beach Rotary Club, the Dunes Golf and Beach Club, and the Myrtle Beach Area Chamber of Commerce. Mr. Spann is a graduate of Clemson University and served as an officer in the United States Air Force. Mr. Spann has been a director of our company and our bank since our formation in 1995. Mr. Spann's current term as a director of our company expires in 2001.

         B. Larkin Spivey, Jr. is a director of our company and our bank. He has been president and general manager of Birch Canoe Campground, Inc. since 1985, operating a Kampgrounds of America ("KOA") franchised camping resort with an ancillary convenience store and recreational vehicle sales business. Since 1986, he has been the manager of Spivey Company, LLC, managing commercial real estate in Myrtle Beach and Conway, South Carolina. He served for 20 years as an officer in the United States Marine Corps, commanding various units including an infantry company in combat during the Vietnam War. Mr. Spivey is a director and recent past president of the Myrtle Beach Campground Owners Association and a past director of the South Carolina Campground Owners Association, Myrtle Beach Chamber of Commerce and Myrtle Beach Area Hospitality Association. He is currently director of the Dunes Golf and Beach Club. He served from 1982 to 1995 on the local advisory board of C&S National Bank and its successor, NationsBank. Mr. Spivey graduated from The Citadel with a degree in business administration in 1961 and received a master's degree in business administration from George Washington University in 1972. He is currently a member of Trinity Episcopal Church and the Cursillo of Christianity Secretariat, Diocese of South Carolina. Mr. Spivey has been a director of our company and our bank since our formation in 1995. Mr. Spivey's current term as a director of our company expires in 2001.

         Julien E. Springs joined us in February 2001 as a senior vice president of our bank. Mr. Springs has over 20 years of experience in banking and loan production in the Myrtle Beach Area. From 1992 until his affiliation with us, Mr. Springs was a Senior Vice President for The Anchor Bank, serving as its city executive for the Myrtle Beach market since March 1997. Until its acquisition in 2000, The Anchor Bank was a major local financial institution in the Myrtle Beach area. Mr. Springs has served as a director and treasurer of the Grand Strand Sertoma Club. Mr. Springs is a member of the boards of directors of the Grand Strand YMCA and Helping Hand of Myrtle Beach. Mr. Springs is also a member and past chairman of Grand Strand Ducks Unlimited, where he currently serves a committee member and sponsor chairman.

         Walter E. Standish, III is the president and chief executive officer and a director of our bank and our company. He received a bachelor of science degree in Business Administration from the University of South Carolina. He is a graduate of the South Carolina Banker's School and the University of Virginia Commercial Lending School. Prior to joining us, Mr. Standish was with the Bank of America and its predecessors for 25 years. Prior to 1990, Mr. Standish served in various capacities with Bank of America in Columbia and Beaufort, South Carolina. From 1985 to 1990, Mr. Standish became well-acquainted with the Grand Strand as a commercial lender. Mr. Standish was Bank of America's retail executive for the Grand Strand from 1990 to 1995. During this period, Mr. Standish led Bank of America's expansion of its branch network from three to 13 branches. For the next five years, Mr. Standish served as regional retail executive for markets in Charleston and Hilton Head, South Carolina and Charlotte, North Carolina, becoming a senior vice president of Bank of America in 1997. He was formerly a member of the University of South Carolina Alumni Council as well as chairman of the Grand Strand Regional Medical Center and a board member of the Myrtle Beach Area Chamber of Commerce and Horry County United Way. Mr. Standish is also a member of the Board of Visitors of the E. Craig Wall School of Business Administration. Mr. Standish has been a director of our company and our bank since 2000. Mr. Standish's current term as a director of our company expires in 2003.

         Stephanie L. Vickers is senior vice president and chief financial officer of our bank and chief financial officer and secretary of our holding company. She received a Bachelor of Business Administration Degree with a major in accounting from the University of Toledo, Toledo, Ohio. Ms. Vickers has 17 years experience in banking and financial management, the last two of which were acquired in Myrtle Beach as the vice president of product development for Coastal Federal Savings Bank. From 1994 to 1998, Ms. Vickers was employed by Pelican Financial, Inc. where she was a senior vice president and chief financial officer for Pelican National Bank in Naples, Florida, and served on its board of directors; from 1994 to 1996, Ms. Vickers served as the accounting manager for Washtenaw Mortgage Company. She is a certified public accountant and a member of the Ohio Society of CPAs.

         James C. Yahnis is a director of our company and our bank. He is currently an owner of The Yahnis Company, a beer wholesale company with operations in Myrtle Beach, Florence, and Columbia. Mr. Yahnis holds the MAI designation, and he is associated with The Hazen Company, a real estate appraisal firm. He is currently a member of the board of the South Carolina Beer Association. Mr. Yahnis formerly served on the finance committee of the Myrtle Beach Area Chamber of Commerce and on various professional committees for The Appraisal Institute. He received a bachelor's degree in economics from Davidson College and a master's degree in real estate from the University of Florida. Mr. Yahnis has been a director of our company and our bank since our formation in 1995. Mr. Yahnis' current term as a director of our company expires in 2001.

EMPLOYMENT AGREEMENTS

         We have entered into an employment agreement with Walt Standish, pursuant to which he became our bank's president and chief executive officer and our president on March 20, 2000. The employment agreement provides for a salary of $125,000 per annum. The agreement also provides Mr. Standish with an automobile as well as reimbursement for any relocation expenses incurred. Mr. Standish is also eligible to receive a cash bonus equal to 8% of the net pre-tax income of our bank in 2000 and 5% of the net pre-tax income of our bank in 2001 (determined in each case in accordance with generally accepted accounting principles). Additionally, Mr. Standish participates in our retirement, welfare, and other benefit programs and is entitled to a life insurance policy and reimbursement for club dues and travel and business expenses. The employment agreement provides for an initial term ending on March 20, 2002, subject to automatic extension for an additional three years upon a change in control. Furthermore, in the event of a change in control, any restrictions on outstanding incentive awards, including the options, will lapse so that all such awards vest immediately. For two years following the termination of his employment, Mr. Standish may not (a) become engaged or employed in a similar business or venture as our business within Horry County, South Carolina, or (b) solicit our customers or potential customers for the purpose of providing financial services.

         We employed Mr. Standish to replace Gary Horn, who had served as our bank's president and chief executive officer and as our president from our inception in 1995 until his resignation on January 14, 2000. As part of our severance agreement with Mr. Horn, we continued Mr. Horn's monthly salary through September 1, 2000 (based on an annual rate of $90,000), and we eliminated the restrictions on competition, solicitation of employees, and solicitation of customers that had been contained in his employment agreement. During his employment, we granted Mr. Horn options to purchase 36,793 shares of common stock, exercisable at $10.00 per share and vesting over a five-year period. Upon Mr. Horn's resignation, his unvested options expired, but we agreed to extend the exercisability of Mr. Horn's vested options for 22,077 shares to January 15, 2002. Under the Internal Revenue Code, these options will now be treated as nonqualified stock options rather than incentive stock options.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS


SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

         Walter E. Standish, III has served as our president and our bank's interim president and chief executive officer since March 20, 2000. For the year ended December 31, 2000, we paid to Mr. Standish a total salary of $102,958. In addition, Mr. Standish earned a bonus of $32,453, which is payable in 2001. None of our other executive officers earned total annual compensation, including salary and bonus, in excess of $100,000 in 2000. Our executive officers participate in our retirement, welfare, and other benefit programs. The amount of such benefits received in the fiscal year by these officers did not exceed 10% of the executive's annual salary and bonus.

         We employed Mr. Standish to replace William Gary Horn, who had served as our bank's president and chief executive officer and as our president from our inception in 1995 until his resignation on January 14, 2000. In connection with the termination of Mr. Horn's employment we, among other things, agreed to continue Mr. Horn's monthly salary through September 1, 2000. We paid to Mr. Horn total cash compensation of $69,478 in the year ended December 31, 2000. Mary Katharine ("Katie") Huntley, the senior lender and executive vice president of our bank, served as our interim president and as our bank's interim president and chief executive officer from January 14, 2000 to March 20, 2000. Ms. Huntley received no increase in salary during the interim period and has since resumed her duties as the executive vice president and senior lender of our bank and as our assistant secretary.

STOCK OPTIONS

         We believe that the issuance of stock options can promote our growth and profitability by providing additional incentives for participants to focus on our long-range objectives. We also believe that stock options help us to attract and retain highly qualified personnel and to link their interests directly to our shareholders' interests. In April 1997, we adopted a stock option plan covering 110,000 shares of common stock. As of March 2, 2001, there were options to acquire 88,862 shares outstanding under this plan, with a weighted average exercise price of $10.24 per share. Of the outstanding options, 55,014 are currently exercisable.

         In connection with his employment, we granted Mr. Standish options to purchase up to 5,000 shares of common stock, exercisable at $12.50 per share. The options vest over two years, subject to Mr. Standish's continued employment and achievement by the bank of certain performance criteria. These options have a term of ten years. In addition to Mr. Standish's options, 38,877 options are held by former executives, our employees have an aggregate of 25,485 currently outstanding options, and our directors have an aggregate of 19,500 currently outstanding options.

DIRECTOR COMPENSATION

         Our bylaws permit our directors to receive reasonable compensation as determined by a resolution of the board of directors. We did not pay any directors' fees during the last fiscal year. However, we may, pursuant to our bylaws, begin to compensate our directors at some time in the future.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         We enter into banking and other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these transactions be on substantially the same terms (including price, or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our bank's lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. We intend for all of our transactions with our affiliates to be on terms no less favorable to us than could be obtained from an unaffiliated third party and to be approved by a majority of disinterested directors.

         In the third quarter of 2000, we asked the architectural firm that we hired to design and supervise the construction of our Surfside Beach branch to solicit bids for that project. We and our architectural firm agreed on four contractors from whom bids were to be sought. Harrington Construction Company, Inc., which is controlled by Michael D. Harrington, one of our directors, was one of these contractors. Our architectural firm prepared the specifications for the bids, received the bids, and opened and summarized the bids. All four bids met the specifications and the bid of Harrington Construction Company was clearly the lowest. Therefore, we contracted with Harrington Construction Company to construct our Surfside Beach branch on a "cost plus" basis. We anticipate that payments to Harrington Construction will total approximately $700,000, with the remaining $500,000 being spent by the bank for furniture, fixtures, and information systems and other equipment. Ground was broken for the Surfside Beach branch in November of 2000 and we expect to open that branch in the second quarter of 2001.

EXCULPATION AND INDEMNIFICATION

         Our articles of incorporation contain a provision which, subject to certain exceptions described below, eliminates the liability of a director or officer to the company or shareholders for monetary damages for any breach of duty as a director or officer. This provision does not eliminate such liability to the extent the director or officer engaged in willful misconduct or a knowing violation of criminal law or of any federal or state securities law, including, without limitation, laws proscribing insider trading or manipulation of the market for any security.

         Under our bylaws, we must indemnify any person who becomes subject to a lawsuit or proceeding by reason of service as a director of the company or the bank or any other corporation which the person served as a director at the request of the company. Except as noted in the next paragraph, directors are entitled to be indemnified against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding. Our directors are also entitled to have the company advance any such expenses prior to final disposition of the proceeding, upon delivery of a written affirmation by the director of his good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay the amounts advanced if it is ultimately determined that the standard of conduct has not been met.

         Under our bylaws, indemnification will be disallowed if it is established that the director engaged in willful misconduct or a knowing violation of the criminal law. In addition to the bylaws, Section 33-8-520 of the South Carolina Business Corporation Act of 1988 requires that "a corporation indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding." The statute also provides that upon application of a director a court may order indemnification if it determines that the director is entitled to such indemnification under the applicable statutory standard.

         Our board of directors also has the authority to extend to officers, employees, and agents the same indemnification rights held by directors, subject to all of the accompanying conditions and obligations. The board of directors has extended indemnification rights to all of our executive officers.

                             PRINCIPAL SHAREHOLDERS

         The following table shows how much common stock is beneficially owned by our directors and executive officers. As of March 2, 2001, there were no known owners of 5% or more of our common stock.

                                                 Number of Shares                                 Percentage of Beneficial
       Name                                         Owned (1)         Right to Acquire (2)              Ownership(3)
       ----                                      ----------------     --------------------        ------------------------
       Michael Bert Anderson                         14,650                   1,500                        2.19%
       Orvis Bartlett Buie                           14,300                   1,500                        2.14
       Raymond E. Cleary, III                        21,225                   1,500                        3.08
       Michael D. Harrington                         22,150                   1,500                        3.21
       Mary Katharine ("Katie") Huntley                 400                  16,800                        2.29
       Joe N. Jarrett, Jr.                            14,540                   1,500                        2.18
       Richard E. Lester                             14,010                   1,500                        2.10
       Rick H. Seagroves                             17,200                   1,500                        2.54
       Don J. Smith                                  14,000                   1,500                        2.10
       Samuel Robert Spann, Jr.                       19,642                   1,500                        2.87
       B. Larkin Spivey, Jr.                          14,000                   1,500                        2.10
       Julien E. Springs                                 --                      --                           *
       Walter E. Standish, III                          724                   2,500                           *
       Stephanie L. Vickers                              --                      --                           *
       James C. Yahnis                               14,000                  13,095                        2.10
                                                    -------                  ------

       Executive officers and directors as a        180,841                  33,300                       27.70%
       group (15 persons)

       *  Less than 1%


(1)      Includes shares for which the named person:

         -        has sole voting and investment power,
         - has shared voting and investment power with a spouse or other person, or
         - holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

         Does not include shares that may be acquired by exercising stock options.

(2) Includes shares that may be acquired within the next 60 days by exercising stock options but does not include any other stock options.

(3) Determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options.

                            DESCRIPTION OF SECURITIES

GENERAL

         Our authorized capital stock consists of 10,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. For a detailed description of the provisions summarized below please see the articles of incorporation filed as an exhibit to the Registration Statement of which this prospectus forms a part.

COMMON STOCK

         Holders of shares of the common stock are entitled to receive such dividends as may from time to time be declared by the board of directors out of funds legally available for distribution. We do not plan to declare any dividends in the immediate future. See "Dividend Policy" on page 10. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Shareholders do not have preemptive, conversion, redemption, or sinking fund rights. In the event of a liquidation, dissolution, or winding-up of our company, holders of common stock are entitled to share equally and ratably in the assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock are, and the shares of common stock offered hereby when issued will be, fully paid and nonassessable. The rights, preferences, and privileges of holders of common stock are subject to the rights, preferences, and privileges of holders of any classes or series of preferred stock that we may issue in the future.

PREFERRED STOCK

         Our articles of incorporation provide that the board of directors may, without the approval of the shareholders, authorize and issue preferred stock in one or more classes or series with designations, powers, preferences, and relative, participating, optional and other rights, qualifications, limitations, and restrictions as the directors may determine, including the dividend rate, conversion rights, voting rights, redemption price, and liquidation preference. Any preferred stock so issued may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights. Upon completion of this offering, we will not have any shares of preferred stock outstanding. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock (for example, the issuance of any preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock), and in certain circumstances such issuances could have the effect of decreasing the market price of the common stock. Currently, we do not plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS

         The provisions of our articles of incorporation, our bylaws, and South Carolina law summarized in the following paragraphs may have anti-takeover effects and may delay, defer, or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of management more difficult.

         Restriction on Bank Acquisition. Sections 34-25-50 and 34-25-240 of the Code of Laws of South Carolina prohibit a company from acquiring Beach First National Bancshares or Beach First National Bank until the bank has been in existence and continuous operation for five years. We will no longer be subject to this restriction after September 23, 2001.

         Authorized but Unissued Stock. The authorized but unissued shares of common stock and preferred stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved shares of common stock and preferred stock may enable the board of directors to issue shares to persons friendly to current management, which could render more difficult or discourage any attempt to obtain control of our company by means of a proxy contest, tender offer, merger, or otherwise, and thereby protect the continuity of our management.

         Classified Board of Directors. Our articles and bylaws divide the board of directors into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors will be elected at each annual meeting of shareholders. The classification of directors, together with the provisions in the articles and bylaws described below that limit the ability of shareholders to remove directors and that permit the remaining directors to fill any vacancies on the board of directors, will have the effect of making it more difficult for shareholders to change the composition of the board of directors. As a result, at least two annual meetings of shareholders may be required for the shareholders to change a majority of the directors, whether or not a change in the board of directors would be beneficial and whether or not a majority of shareholders believe that such a change would be desirable.

         Control Share Acquisition. Under our articles of incorporation, no person may acquire or obtain the power to vote more than ten percent of any class of our securities except under certain circumstances. The circumstances under which a person may acquire or obtain the power to vote more than ten percent of any class of our securities without prior approval are:

         - through the operation of the laws of descent and distribution (e.g., an inheritance);
         - pursuant to the satisfaction of a bona fide pledge or security interest;
         - pursuant to a merger or consolidation approved by the majority of our disinterested directors; or
         - when acting as a fiduciary for one of our employee benefit plans.

         A person may obtain approval to acquire or obtain the power to vote more than ten percent of any class of our securities by either (1) obtaining the approval of 75% of our disinterested directors or (2) requesting a special shareholder meeting in accordance with our articles of incorporation and receiving approval from the disinterested holders of a majority of each class of our shares. A director is "disinterested" if that director is not either (1) proposing to acquire more than ten percent of any class of our securities or (2) a member of a group proposing to acquire or obtain the power to vote more than ten percent of any class of our securities that is not eligible to vote to approve such voting rights or acquisition. Shareholders are "disinterested" if they are not:

         -        an acquiring person or a member of an acquiring group;
         -        one of our officers; or
         -        one of our employees who is also one of our directors.

The bona fide acquisition from a person whose acquisition of, or power to vote, more than ten percent of any class of our securities was permitted by one of the means stated above is also permitted under our articles of incorporation. If a person acquires or obtains the power to vote more than ten percent of any class of our securities except as permitted above, then all stock beneficially owned by such person in excess of ten percent shall not be counted as stock entitled to vote in connection with any matters submitted to our shareholders for a vote.

         Number, Term, and Removal of Directors. The bylaws provide that the number of directors shall be fixed from time to time by resolution by at least a majority of the directors then in office, but may not consist of fewer than nine nor more than 25 members. Our directors are elected to three year terms by a plurality vote of our shareholders. Our bylaws provide that our shareholders, by a majority vote of those entitled to vote in an election of directors, may remove a director with or without cause. Our bylaws provide that all vacancies on our board may be filled by a majority of the remaining directors for the unexpired term.

         Advance Notice Requirements for Shareholder Proposals and Director Nominations. The bylaws establish advance notice procedures with regard to shareholder proposals and the nomination, other than by or at the direction of the board of directors, of candidates for election as directors. These procedures provide that the notice of shareholder proposals must be in writing and delivered to the secretary on or before the later to occur of (a) 60 days in advance of the annual meeting or (b) 10 days after notice of the meeting is provided to the shareholders. Shareholder nominations for the election of directors must be made in writing and delivered to our secretary no later than 90 days prior to the annual or special meeting. We may reject a shareholder proposal or nomination that is not made in accordance with such procedures.

         Nomination Requirements. Pursuant to the bylaws, we have established certain nomination requirements for an individual to be elected as a director, including that the nominating party provide (i) notice that such party intends to nominate the proposed director; (ii) the name of and certain biographical information on the nominee; and (iii) a statement that the nominee has consented to the nomination. The chairman of any shareholders' meeting may, for good cause shown, waive the operation of these provisions. These provisions could reduce the likelihood that a third party would nominate and elect individuals to serve on the board of directors.

SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this offering, we will have ________ shares of common stock outstanding, or _________ shares if the underwriter exercises its over-allotment option in full. The shares sold in this offering will be freely tradable, without restriction or registration under the Securities Act of 1933, except for shares purchased by our "affiliates," which will be subject to resale restrictions under the Securities Act of 1933. An affiliate of the issuer is defined in Rule 144 under the Securities Act of 1933 as a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the issuer. Rule 405 under the Securities Act of 1933 defines the term "control" to mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person whether through the ownership of voting securities, by contract or otherwise. Directors and executive officers will generally be deemed to be affiliates. These securities held by affiliates may be sold without registration in accordance with the provisions of Rule 144 or another exemption from registration.

         In general, under Rule 144, an affiliate or a person holding restricted shares may sell, within any three-month period, a number of shares no greater than 1% of the then outstanding shares of the common stock or the average weekly trading volume of the common stock during the four calendar weeks preceding the sale, whichever is greater. Rule 144 also requires that the securities must be sold in "brokers' transactions," as defined in the Securities Act of 1933, and the person selling the securities may not solicit orders or make any payment in connection with the offer or sale of securities to any person other than the broker who executes the order to sell the securities. This requirement may make the sale of our common stock by affiliates pursuant to Rule 144 difficult if no trading market develops in the common stock. Rule 144 also requires persons holding restricted securities to hold the shares for at least one year prior to sale.

                                  UNDERWRITING

         PURSUANT TO THE TERMS AND CONDITIONS OF THE UNDERWRITING AGREEMENT, THE UNDERWRITER NAMED BELOW HAS AGREED TO PURCHASE FROM US THE NUMBER OF SHARES OF COMMON STOCK SET FORTH BELOW.

                                                                 Number of Firm        Number of Over-
                          Underwriter                                Shares            Allotment Shares
                          -----------                            --------------        ----------------
Scott & Stringfellow, Inc..................................

         Pursuant to the underwriting agreement, we have the right to direct the underwriter to offer and sell up to 150,000 shares of the common stock to our directors and executive officers and their families. The underwriting discount has been calculated on the basis of an underwriting fee of 7.0% provided that there will be no underwriting discount in connection with the sale of common stock actually purchased by the directors, executive officers, and family members. We will pay to the underwriter a financial advisory fee of $72,000. If the number of shares of common stock purchased by directors, executive officers, and family members is less than 150,000 shares, the financial advisory fee will be equal to the amount determined by multiplying $72,000 by a fraction the numerator of which is the total number of shares of common stock purchased by such persons and the denominator of which is 150,000.

         Pursuant to the underwriting agreement, we have agreed to reimburse the underwriter for certain expenses, including (i) the fees and expenses incident to securing the required review by the NASD of the terms of the sale of the common stock in the offering, (ii) the reasonable fees and expenses of counsel for the underwriter in connection with such review, "blue sky" registration, and other matters associated with representing the underwriter up to an amount of $_______, and (iii) all miscellaneous and travel fees and expenses of the underwriter and all expenses of any information meetings associated with the sale of the common stock up to an amount of $12,000.

         The underwriting agreement provides that obligations of the underwriter are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering, including the absence of any material change in our business and the receipt of certain certificates, opinions, and letters from us and our counsel and independent public accountant. The underwriter is required to purchase and pay for the shares offered by this prospectus other than those covered by the over-allotment option described below.

         The underwriter proposes to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain securities dealers at the price less a concession not in excess of $____ per share. The underwriter may allow, and the selected dealers may reallow, a concession not in excess of $___ per share to certain other broker and dealers. We expect that certificates for the shares of common stock will be ready for delivery on or about ________, 2001. After the offering, the offering price and other selling terms may change.

         We have granted the underwriter an option, exercisable within 30 days after the date of this prospectus, to purchase up to __________ additional shares of common stock to cover over-allotments, if any, at the public offering price listed on the cover page of this prospectus, less the 7.0% underwriting discount. The underwriter may purchase these shares only to cover over-allotments made in connection with this offering.

         The underwriter does not intend to sell shares of common stock to any account over which it exercises discretionary authority.

         We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as currently in effect, or to contribute to payments that the underwriter may be required to make in connection with these liabilities.

         To date, trading and quotations of our common stock has been limited and sporadic. The public offering price will be determined by negotiation between us and the underwriter. These negotiations will include such factors as our financial and operating history, the experience of our management, our position in our industry, our prospects, and our financial results and trends. In addition, consideration will be given to the status of the securities markets, market conditions for new offerings of securities, and the prices of similar securities of comparable companies.

         We, our directors and executive officers, and certain shareholders, former directors, and former executive officers have agreed with the underwriter not to offer, sell, contract to sell, or otherwise dispose of any shares of common stock or any securities that can be converted into or exchanged for shares of common stock for a period of 180 days from the date of this prospectus without the underwriter's prior written consent, except in limited circumstances. The underwriter may on occasion be a customer of, engage in transactions with, and perform services for us in the ordinary course of business.

         We have also agreed to pay the underwriter a financial advisory fee of 2% of the amount received from any transaction completed by Beach First National Bancshares before (i) the completion of this offering or (ii)__________________, 2001, whichever is later, in which we or our shareholders sell or agree to sell more than 25% of our outstanding stock or more than 25% of our assets.

                                 LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Beach First National Bancshares, Inc. by Nelson Mullins Riley & Scarborough, L.L.P., Greenville, South Carolina. Certain legal matters related to this offering will be passed upon for the underwriter by Haynsworth Sinkler Boyd, P.A., Columbia, South Carolina.

                                     EXPERTS

         Beach First National Bancshares, Inc.'s financial statements dated December 31, 2000, and December 31, 1999 have been audited by Elliott Davis & Co., L.L.P., as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of this firm given upon their authority as an expert in accounting and auditing.

                             ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form S-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement"), under the Securities Act of 1933 and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to Beach First National Bancshares, Inc., Beach First National Bank, and the common stock, you should refer to the Registration Statement and the exhibits thereto.

         You can examine and obtain copies of the Registration Statement at the Public Reference Room of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at http://www.sec.gov that contains all of the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC using the EDGAR filing system, including Beach First National Bancshares, Inc.

         We have filed or will file various applications with the Office of the Comptroller of the Currency and the FDIC. You should only rely only on information in this prospectus and in our related Registration Statement in making an investment decision. Other available information may be inconsistent with information in this prospectus, including information in public files or provided by the Office of the Comptroller of the Currency and the FDIC. This prospectus supersedes all other available information. Projections appearing in the applications to such agencies were based on assumptions that we believed were reasonable at the time, but which may have changed or otherwise be wrong. Beach First National Bancshares, Inc. and Beach First National Bank specifically disclaim all projections for purposes of this prospectus and caution prospective investors against placing reliance on them for purposes of making an investment decision. Statements contained in this prospectus regarding the contents of any contract or other document referred to are not necessarily complete. If such contract or document is an exhibit to the Registration Statement, you may obtain and read such document or contract for more information.

       Beach First National Bancshares, Inc. is a reporting company subject to the informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports, proxy statements, and other information with the SEC. This information may be inspected and copies may be obtained from the SEC's Public Reference Room or the SEC's Web site referred to above. We will furnish our shareholders with annual reports containing audited financial statements. Our fiscal year ends on December 31st.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents which have been filed by the company (Commission File No. 000-22503) with the Commission are incorporated herein by reference as if fully set forth herein:

         (1) Our Annual Report on Form 10-KSB for the year ended December 31, 2000; and

         (2) Our Quarterly Reports on Form 10-QSB for the quarters ended March 31, June 30, and September 30, 2000.

         All documents filed by the company with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the termination of the offering of the shares of common stock offered hereby shall likewise be incorporated herein by reference and shall become a part hereof from and after the time such documents are filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this prospectus by reference (other than exhibits to such documents). Requests for such copies should be directed to Beach First National Bank, Attention: Walter E. Standish, III, at 1550 Oak Street, Myrtle Beach, South Carolina 29577.

                      TABLE OF CONTENTS


   Summary .........................................            3
   Risk Factors.....................................            7
   Use of Proceeds .................................           10
   Market for Common Stock..........................           10
   Dividend Policy .................................           10
   Dilution ......................................             11
   Capitalization...................................           12
   Management's Discussion and Analysis of Financial
           Condition and Results of Operations......           13
   Business.........................................           25
   Supervision and Regulation.......................           30
   Management.......................................           37
   Compensation of Directors and Executive
           Officers.................................           41
   Certain Relationships and Related Transactions...           42
   Principal Shareholders...........................           43
   Description of Securities........................           44
   Underwriting.....................................           47
   Legal Matters....................................           48
   Experts..........................................           48
   Additional Information ..........................           48
   Incorporation of Certain Information by
            Reference...............................           49
   Index to Financial Statements ...................          F-1

                 --------------------------

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION THAT IS DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE ON THE PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL ____________________ (40 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                 ________ SHARES



                              BEACH FIRST NATIONAL
                                BANCSHARES, INC.






                  [BEACH FIRST NATIONAL BANCSHARES, INC. LOGO]





                                  COMMON STOCK

                               ___________________

                                   PROSPECTUS
                               ___________________






                           SCOTT & STRINGFELLOW, INC.





                                __________, 2001

                                     PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Estimated expenses (other than underwriting commissions) of the sale of the shares of common stock are as follows:

         SEC Registration Fee...................................................            $
         NASD Filing Fee........................................................
         Financial Advisory Fee.................................................
         Printing and Engraving.................................................
         Legal Fees and Expenses................................................
         Accounting Fees........................................................
         Blue Sky Fees and Expenses.............................................
         Transfer Agent and Registrar Fees and Expenses.........................
         Miscellaneous Disbursements............................................
                                                                                            -------
         Total..................................................................            $
                                                                                            =======

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988 (the "Act") provides us with broad powers and authority to indemnify our directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of our directors under certain circumstances. Our articles of incorporation also provide us with the power and authority to the fullest extent legally permissible under the Act to indemnify our directors and officers, persons serving at our request or for our benefit as directors or officers of another corporation, and persons serving as our representatives or agents in certain circumstances. Pursuant to such authority and the provisions of our articles of incorporation, we have purchased insurance against certain liabilities that may be incurred by the company and our officers and directors. Reference is also made to the discussion in the prospectus under the caption "Description of Securities -- Director Liability."

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the company pursuant to the articles of incorporation or bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16.          EXHIBITS.

1.1      *Form of underwriting agreement with Scott & Stringfellow, Inc.

3.1 Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement No. 33-95562 on Form S-1)

3.2 Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement No. 33-95562 on Form S-1)

4.1 Provisions in the Company's Articles of Incorporation and Bylaws defining the rights of holders of the Company's Common Stock (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement No. 33-95562 on Form S-1)

4.2       Form of Certificate of Common Stock (incorporated by reference to
          Exhibit 4.2 to the Company's Registration Statement No. 33-95562 on Form S-1)

5.1      *Opinion of Nelson Mullins Riley & Scarborough, L.L.P. Regarding
          Legality

10.1 Employment Agreement dated March 4, 2000, among Beach First Bancshares, Inc., Beach First National Bank, and Walter E. Standish, III (incorporated by reference as Exhibit 10.1 to the Company's Form
         10-KSB for the period ended December 31, 2000).

21.1     Subsidiaries of the Company

23.1    *Consent of Independent Auditor

23.2 Consent of Nelson Mullins Riley & Scarborough, L.L.P. (appears in its opinion filed as Exhibit 5.1)

24.1     Power of Attorney (included as part of the signature page)

------------------------
* To be filed by amendment

ITEM 17.          UNDERTAKINGS.

         (a) Acceleration of Effective Date. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (b) Incorporation of Subsequent Exchange Act Documents. The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c)      Rule 430A. Company hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon the Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or
                  (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    BEACH FIRST NATIONAL BANCSHARES, INC.


Date:  March 16, 2001               By: /s/ Walter E. Standish, III
                                       ----------------------------------------
                                       Walter E. Standish, III
                                       President and Chief Executive Officer

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Walter E. Standish, III, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-2, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature                                                Title                                  Date
---------                                                -----                                  ----
/s/ Michael Bert Anderson                                                                  March 16, 2001
------------------------------------
Michael Bert Anderson                                   Director

/s/ Orvis Bartlett Buie                                                                    March 16, 2001
------------------------------------
Orvis Bartlett Buie                                     Director

/s/ Raymond E. Cleary III                                                                  March 16, 2001
------------------------------------
Raymond E. Cleary III                            Chairman of the Board, and
                                                         Director
/s/ Michael D. Harrington                                                                  March 16, 2001
------------------------------------
Michael D. Harrington                                   Director

/s/ Joe N. Jarrett, Jr.                                                                    March 16, 2001
------------------------------------
Joe N. Jarrett, Jr.                                     Director

/s/ Richard E. Lester                                                                      March 16, 2001
------------------------------------
Richard E. Lester                                       Director

/s/ Rick H. Seagroves                                                                      March 16, 2001
------------------------------------
Rick H. Seagroves                                       Director

/s/ Don J. Smith                                                                           March 16, 2001
------------------------------------
Don J. Smith                                            Director

/s/ Samuel Robert Spann, Jr.                                                               March 16, 2001
------------------------------------
Samuel Robert Spann, Jr.                                Director

/s/ B. Larkin Spivey, Jr.                                                                  March 16, 2001
------------------------------------
B. Larkin Spivey, Jr.                                   Director

/s/ Walter E. Standish, III                                                                March 16, 2001
------------------------------------
Walter E. Standish, III                   President, Chief Executive Officer,
                                                      and Director
/s/ Stephanie L. Vickers                                                                   March 16, 2001
------------------------------------
Stephanie L. Vickers                          Chief Financial Officer and
                                              Principal Accounting Officer
/s/ James C. Yahnis                                                                        March 16, 2001
------------------------------------
James C. Yahnis                                         Director